    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 31, 1997

                                                      REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                ANADIGICS, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                    3674                                   22-2582106
    (State or other jurisdiction of             (Primary standard industrial                    (I.R.S. Employer
     incorporation or organization)             classification code number)                   Identification No.)

                            ------------------------

                              35 TECHNOLOGY DRIVE
                            WARREN, NEW JERSEY 07059
                                 (908) 668-5000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                               RONALD ROSENZWEIG
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                ANADIGICS, INC.
                              35 TECHNOLOGY DRIVE
                            WARREN, NEW JERSEY 07059
                                 (908) 668-5000

 (Name, address, including zip code, and telephone number, including area code, of agent for service) with copies of all orders, notices and communications to:

           STEPHEN A. GREENE, ESQ.                         ROBERT S. RISOLEO, ESQ.
           CAHILL GORDON & REINDEL                           SULLIVAN & CROMWELL
                80 PINE STREET                                 125 BROAD STREET
           NEW YORK, NEW YORK 10005                        NEW YORK, NEW YORK 10004
                (212) 701-3000                                  (212) 558-4000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                 PROPOSED
                                                                PROPOSED          MAXIMUM
                                                                 MAXIMUM         AGGREGATE        AMOUNT OF
         TITLE OF SHARES TO BE              AMOUNT TO BE     OFFERING PRICE      OFFERING       REGISTRATION
               REGISTERED                    REGISTERED       PER SHARE(1)         PRICE             FEE
Common Stock, par
  value $.01 per share..................  2,347,739 shares       $44.50        $104,474,386        $31,659

(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee on the basis of the average of the high and low prices of the Registrant's Common Stock reported on the Nasdaq National Market on January 24, 1997.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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                 SUBJECT TO COMPLETION, DATED JANUARY 31, 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                2,041,513 SHARES

                                ANADIGICS, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                              -------------------

    Of the 2,041,513 shares of Common Stock offered hereby, 1,875,000 shares are being sold by the Company and 166,513 shares are being sold by the Selling Stockholders. See "Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.

    The last reported sale price of the Common Stock, which is quoted under the symbol "ANAD", on the Nasdaq National Market on January 28, 1997 was $30.17 per share, as adjusted for the three-for-two stock split of the Common Stock by declaration of a stock dividend on January 30, 1997. See "Prospectus Summary" and "Price Range of Common Stock".

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                               -----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                                                                                     PROCEEDS TO
                                        INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO           SELLING
                                        OFFERING PRICE       DISCOUNT (1)        COMPANY (2)         STOCKHOLDERS
                                      ------------------  ------------------  ------------------  ------------------
Per Share...........................                   $                   $                   $                   $
Total (3)...........................                   $                   $                   $                   $

---------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $400,000 payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 306,226 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price,
    underwriting discount and proceeds to Company will be $         , $
    and $         , respectively. See "Underwriting".
                              -------------------

    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about
      , 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                            OPPENHEIMER & CO., INC.
                                                         NEEDHAM & COMPANY, INC.
                                  ------------

                The date of this Prospectus is          , 1997.

   [Graphics of products in which the Company's integrated circuits are used]

                            ------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO), APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE NOTED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND REFLECTS THE THREE-FOR-TWO STOCK SPLIT BY DECLARATION ON JANUARY 30, 1997 OF A STOCK DIVIDEND OF ONE SHARE OF THE COMPANY'S COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "COMMON STOCK"), FOR EACH TWO SHARES OF COMMON STOCK OUTSTANDING (THE "STOCK SPLIT"). THE DIVIDEND IS PAYABLE ON FEBRUARY 20, 1997 TO HOLDERS OF RECORD ON FEBRUARY 10, 1997.

                                  THE COMPANY

    ANADIGICS, Inc. ("ANADIGICS" or the "Company") is a leading supplier of radio frequency ("RF") and microwave gallium arsenide ("GaAs") integrated circuits. The Company's products are used to receive and transmit signals in a variety of high volume communications applications in cellular telephone systems and personal communication systems ("PCS"), in fiber optic communication systems and in cable ("CATV") and direct broadcast satellite ("DBS") television systems. The Company designs, develops and manufactures its integrated circuits in GaAs semiconductor material that allows the integration of numerous RF/microwave functions which cannot be easily integrated in silicon-based circuits. The Company's high frequency integrated circuits can typically replace 30 to 100 discrete components, permitting manufacturers of end products to reduce the size and weight of their products, increase power efficiency, improve reliability, reduce manufacturing time and cost and enhance overall system performance.

    The Company's objective is to be the leading supplier of high volume GaAs integrated circuits for RF/microwave receiver and transmitter applications. To date, the Company has delivered over 60 million GaAs integrated circuits, including over 21 million in 1996. Unlike some other manufacturers of GaAs integrated circuits who have focused on low volume applications for industries such as aerospace and defense, the Company has developed high volume manufacturing capabilities geared toward achieving higher yields and lower costs. The Company has made a significant investment in proprietary processes, including design, wafer fabrication and testing, which the Company believes gives it a competitive advantage. The Company manufactures integrated circuits at its existing facility in Warren, New Jersey and is in the process of constructing a new production facility in order to increase capacity. See "Business--Manufacturing, Assembly and Testing".

    ANADIGICS believes that the market for high frequency integrated circuits for receiver and transmitter applications will grow significantly as demand for broadband, high frequency end products grows in the communications, information and video entertainment markets. The Company believes that it is currently one of the few sources of RF/microwave GaAs integrated circuits for high volume communications applications.

    In the cellular and PCS market, which according to Kagan World Media grew (based on the estimated number of subscribers) by over 50% worldwide during the first eleven months of 1996, the Company's products are used primarily as power amplifiers in telephone handsets, where they replace more traditional hybrid or discrete component solutions containing 30 to 50 chip components. The Company's integrated circuit power amplifiers provide a smaller footprint, lower parts count and lower power consumption compared to traditional hybrid or discrete solutions. The Company currently is producing GaAs integrated circuit power amplifiers for the analog Advanced Mobile Phone Service ("AMPS") and Expanded Total Access Communication System ("ETACS") standards, and for the newer, digital Global System Mobile ("GSM"), Time Division Multiple Access ("TDMA") and Code Division Multiple Access ("CDMA") standards. In addition to power amplifier integrated circuits for telephone handsets, the Company is also producing receiver integrated circuits for cellular handsets, base stations and fixed wireless local loop applications.

    The Company's principal products for fiber optic systems are transimpedance amplifiers that are used primarily in Synchronous Optical Network ("SONET") and Synchronous Digital Hierarchy ("SDH") fiber optic transmission at rates from 155 megabits per second ("Mbps") to 2480 Mbps. Increasingly, these products are also being used in higher bit rate data communication applications. In the cable television market, the Company's products are used primarily in wide band tuners for set top converters operating at the older 500 megahertz ("MHz") bandwidth and the new 800 MHz bandwidth. The new 800 MHz bandwidth provides increased analog channel capacity, digital cable television capability and internet access via cable modems. The Company also offers wide band linear amplifier products operating at frequencies of up to 860 MHz for hybrid fiber/coaxial infrastructure applications. In the DBS market, the Company's products are used as down converters primarily in satellite dishes, as well as in set top DBS tuners. The Company's products are utilized in DBS services using analog modulation such as BSkyB in Europe, as well as DBS services using digital modulation such as DirectTV in the United States.

    The Company has developed working relationships with leading companies in each of its target markets. The Company's principal customers include LM Ericsson AB ("Ericsson"), General Instrument Corp. ("General Instrument"), Lucent Technologies, Inc. ("Lucent"), Nokia Corp. ("Nokia"), Nortel Ltd. ("Nortel"), Philips Electronics N.V., and Qualcomm Personal Electronics ("Qualcomm PE"), a partnership between Qualcomm, Inc. and Sony Corp. The Company's five largest customers in each of the past three years together accounted for 61%, 67% and 60% of net sales for 1994, 1995 and 1996, respectively. The Company's net sales have grown from $20.2 million in 1992 to $68.9 million in 1996.

    The Company was incorporated in Delaware on April 24, 1984. The executive offices of the Company are located at 35 Technology Drive, Warren, New Jersey 07059. The Company's telephone number is (908) 668-5000. The Company's Website is http://www.anadigics.com.

                                  THE OFFERING

Common Stock offered by the Company......  1,875,000 shares
Common Stock offered by the Selling
  Stockholders...........................  166,513 shares
Common Stock to be outstanding after the
  Offering...............................  14,439,678 shares(1)
Use of proceeds..........................  The Company will use approximately $50 million of its net proceeds from this Offering to
                                           purchase capital equipment and make leasehold
                                           improvements and will use the remainder for
                                           general corporate purposes, including working
                                           capital. The Company will receive no proceeds
                                           from the sale of shares of Common Stock by the
                                           Selling Stockholders. See "Use of Proceeds".
Nasdaq National Market symbol............  ANAD

--------------

(1) Based on shares outstanding as of January 28, 1997. Excludes 3,002,696 shares of Common Stock reserved for issuance under the Company's stock purchase and stock option plans and warrants outstanding on January 28, 1997, of which 1,661,672 shares of Common Stock are issuable upon exercise of options and warrants outstanding on January 28, 1997. See "Capitalization" and Notes 1, 7, 8 and 11 to the Financial Statements.

                             SUMMARY FINANCIAL DATA

                                                     YEAR ENDED DECEMBER 31,
                                     -------------------------------------------------------
                                       1992       1993       1994        1995        1996
                                     ---------  ---------  ---------  ----------  ----------

                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..........................  $  20,224  $  29,024  $  34,832  $   51,460  $   68,864
Gross profit.......................      7,613     13,701     16,378      26,465      29,977
Income (loss) from operations......       (803)     2,831      2,653       8,092       9,735
Net income (loss)(1)...............     (2,159)     1,936      1,865       7,293      11,991
Net income (loss) per
  share(1)(2)......................  $  (11.15) $    0.28  $    0.23  $     0.64  $     0.93
Common and common equivalent shares
  used in computing per share
  amounts(2).......................    193,587  6,940,401  8,260,430  11,374,745  12,907,851

                                                                       AT DECEMBER 31, 1996
                                                                    --------------------------
                                                                     ACTUAL    AS ADJUSTED(3)
                                                                    ---------  ---------------
BALANCE SHEET DATA:
Working capital...................................................  $  37,825    $    40,882
Total assets......................................................     86,996        140,053
Current maturities of capital lease obligations...................      1,292          1,292
Capital lease obligations, less current portion...................        627            627
Stockholders' equity..............................................     70,557        123,614

--------------

(1) Includes recognition of a net deferred tax benefit of approximately $1.2 million (or $0.11 per share) and $3.6 million (or $0.28 per share) in 1995 and 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--1996 Compared to 1995--Provision (Benefit) for Income Taxes" and Note 5 to the Financial Statements.

(2) Common stock equivalents are not included in 1992 as their effect was anti-dilutive.

(3) Adjusted to reflect the sale by the Company of 1,875,000 shares of Common Stock offered hereby at an assumed initial public offering price of $30.17 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds".

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY. CERTAIN STATEMENTS IN THIS PROSPECTUS, SUCH AS STATEMENTS CONCERNING THE DEVELOPMENT OF NEW COMMUNICATION TECHNOLOGIES AND SERVICES, THE TREND IN COMMUNICATION SYSTEMS TOWARD HIGHER OPERATING FREQUENCIES, THE EVOLUTION OF COMMUNICATION SYSTEMS FROM ANALOG TO DIGITAL MODULATION, THE GROWTH OPPORTUNITIES OF CERTAIN MARKETS FOR THE COMPANY'S PRODUCTS, THE COMPANY'S PLANS WITH RESPECT TO, AMONG OTHER THINGS, CAPITAL EXPENDITURES, PRODUCTION CAPACITY, REVENUES, EARNINGS, LIQUIDITY AND CAPITAL RESOURCES, ACCOUNTING AND TAX MATTERS AND REGULATORY MATTERS, AND OTHER STATEMENTS REGARDING MATTERS THAT ARE NOT HISTORICAL FACTS, ARE FORWARD-LOOKING STATEMENTS (AS THAT TERM IS DEFINED IN THE SECURITIES ACT OF 1933, AS AMENDED) THAT INVOLVE RISKS AND UNCERTAINTIES. THESE FORWARD-LOOKING STATEMENTS CAN GENERALLY BE IDENTIFIED AS SUCH BECAUSE THE CONTEXT OF THE STATEMENT WILL INCLUDE WORDS SUCH AS THE COMPANY "BELIEVES", "ANTICIPATES", "EXPECTS" OR WORDS OF SIMILAR IMPORT. SIMILARLY, STATEMENTS THAT DESCRIBE THE COMPANY'S FUTURE PLANS, OBJECTIVES, ESTIMATES OR GOALS ARE FORWARD-LOOKING STATEMENTS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS INCLUDE THOSE FACTORS DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

DEPENDENCE ON A SMALL NUMBER OF CUSTOMERS

    The Company receives most of its revenues from a few significant customers. Sales to the Company's five largest customers in each of the past three years accounted for 61%, 67% and 60% of net sales in 1994, 1995 and 1996, respectively. General Instrument, Ericsson, Qualcomm PE, Nokia and Nortel accounted for 16%, 16%, 12%, 10% and 6% of 1996 net sales, respectively. The Company's operating results have been materially and adversely affected in the past by the failure of anticipated orders to be realized and by deferrals or cancellations of orders as a result of changes in customer requirements. If the Company were to lose a major customer, or if sales to a major customer were to decrease materially, the Company's results of operations would be materially and adversely affected. See "Business--Target Markets and Products".

VARIABILITY OF MANUFACTURING YIELDS

    The Company's manufacturing yields vary significantly among products, depending on the complexity of a particular GaAs integrated circuit's design and the Company's experience in manufacturing such integrated circuit. Historically, the Company has experienced difficulties in achieving planned yields on certain new GaAs integrated circuits, which have adversely affected gross margins. Although the Company's process technology utilizes standard silicon semiconductor manufacturing equipment, aggregate production quantities of GaAs integrated circuits manufactured by the Company and the GaAs integrated circuit industry in general have been relatively low compared with silicon integrated circuit production volumes, and the process technology is significantly less mature than silicon process technologies.

    Regardless of the process technology used, the fabrication of integrated circuits is a highly complex and precise process. Defects in masks, impurities in the materials used, contamination of the manufacturing environment, equipment failure and other difficulties in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be nonfunctional, thereby reducing yields.

    Because a large portion of the Company's costs of manufacturing are relatively fixed and average selling prices tend to decline over time, improvements in the number of shippable integrated circuits per wafer and increases in the production volume of wafers are critical to maintaining and improving the

Company's results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect operating results. There can be no assurance that the Company will be able to continue to improve its yields in the future or that the Company will not suffer periodic yield problems, particularly during the early production of new products, such as those experienced by the Company in the third quarter of 1996. In either case, the Company's results of operations could be materially and adversely affected. See "Business--Manufacturing, Assembly and Testing".

POSSIBLE DELAYS IN DEVELOPMENT OF PCS OR OTHER NEW MARKETS; UNCERTAINTY OF
  ACCEPTANCE OF NEW PRODUCTS

    The Company supplies GaAs integrated circuits for mass market applications related to communication, information and video entertainment systems. The extent of the Company's success will depend to a considerable extent upon the continued worldwide growth and increased availability of cellular and other wireless communications applications and services, in particular PCS. No assurance can be given regarding the rate at which the markets for such applications will develop or the Company's ability to produce competitive products for such applications and systems as they develop. The success of new product introductions is dependent upon several factors, including timely completion of new product designs, achievement of acceptable manufacturing yields and market acceptance. No assurance can be given that the Company's product and process development efforts will be successful or that its new products will achieve market acceptance.

POSSIBLE PRODUCTION CAPACITY CONSTRAINTS; POSSIBLE DELAY IN CONSTRUCTION OF NEW
  PRODUCTION FACILITY

    The Company currently manufactures all of its integrated circuits at its four-inch wafer fabrication facility located at 35 Technology Drive in Warren, New Jersey. In October 1996, the Company began conversion from three-inch to four-inch diameter wafer manufacturing at this facility. The technological and manufacturing changes associated with these changes may, at least for an initial period, affect manufacturing yields adversely and could adversely affect operating results. The Company believes that this facility should be able to satisfy its production needs through the end of 1997, assuming that the Company successfully completes planned incremental increases in production and electrical test capacity at the facility through such date. In addition to the purchase of equipment, the Company will be required to successfully hire, train and manage additional production personnel in order to successfully increase production capacity at this facility. There can be no assurance that the Company will be able to implement these changes successfully. If the expansion is delayed for any reason, the Company will be limited in its ability to increase sales volumes. In addition, a failure to increase production could adversely affect relationships with customers if the Company does not have sufficient capacity to satisfy the demand for its products.

    The Company has leased an additional manufacturing facility located at 141 Mt. Bethel Road in Warren, New Jersey from United States Land Resources, L.P. ("USLR"), which USLR currently is in the process of refurbishing. The Company plans to complete the approximately 131,000 square foot facility to create manufacturing areas, including a 12,000 square foot Class 100 four-inch wafer fabrication clean room, electrical test areas and office space. The Company expects to be able to begin occupying the new facility late in the second quarter or early in the third quarter of 1997. Following the completion of the physical plant, the Company must install equipment and perform necessary testing prior to commencing commercial production at the new facility, a process which the Company anticipates will take at least three months. Accordingly, the Company believes that the new facility will not begin commercial production prior to the fourth quarter of 1997.

    The construction of the new facility entails significant risks, including possible shortages of materials and skilled labor, unavailability or late delivery of process equipment, unforeseen environmental or engineering problems, work stoppages, weather interferences and unanticipated cost increases, any of which could delay the production start-up at the new facility or increase its cost. In addition, unexpected changes or concessions required by local, state or federal regulatory agencies with respect to necessary licenses, land use permits, site approvals and building permits or delays in the receipt of these licenses, permits and approvals could involve significant additional costs and delay the scheduled opening of the facility. There can be no assurance that the project will be successfully completed within its current budget or on schedule. The failure by the Company to successfully complete the new facility as currently budgeted and scheduled could have a material and adverse effect on its results of operations.

    The successful operation of the new facility, once completed, as well as the Company's overall production operations, will also be subject to numerous risks. The Company will be required to hire, train and manage production personnel successfully in order to operate effectively the new facility. The Company does not have excess production capacity at its 35 Technology Drive facility to offset any failure of the new facility to meet planned production goals. The failure of the Company to successfully operate the new facility would have a material and adverse effect on its results of operations.

    The Company will also have to effectively coordinate and manage both facilities to successfully meet its overall production goals. The Company has no experience in coordinating and managing full scale production facilities which are located at different sites. The failure to successfully coordinate and manage the two sites would adversely affect the Company's overall production and could have a material and adverse effect on its results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

RAPID PRODUCT AND PROCESS DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGES

    The markets for the Company's products are characterized by rapid changes in both product and process technologies. Because of continual improvements in these technologies, the Company believes that its future success will depend in part upon its ability to continue to improve its product and process technologies and develop new products and process technologies. If a competing technology develops that is superior to the Company's existing technology and the Company is unable to implement successfully such technology or to develop a competitive and economic alternative technology, the Company's operations would be materially and adversely affected. See "Business--Competition" and "--Research and Development".

    In each of the markets in which the Company competes, prices of established products tend to decline significantly over time. Accordingly, in order to remain competitive, the Company believes that it must continue to develop product enhancements and new technologies that will either slow the price declines of its products or reduce the cost of producing and delivering its products. Developing these enhancements and technologies requires investment by the Company, and there can be no assurance that funds for such investments will be available or that such enhancements and technologies will be successful.

SIGNIFICANT VARIABILITY OF OPERATING RESULTS

    The Company participates in a highly dynamic industry and future results could be subject to significant volatility, particularly on a quarterly basis. The Company may experience substantial period-to-period fluctuations in future operating results due to numerous factors, including general industry and global economic conditions, the timing and success of new product introductions, changes in selling prices for the Company's integrated circuits due to competitive or currency exchange rate pressures, changes in product mix, availability of raw materials, availability of manufacturing capacity, fluctuations in manufacturing yields, the size and timing of shipments, market acceptance of end-user products, the pattern of end-user or customer purchasing cycles, the processes and technologies used by the Company and its competitors and seasonality.

    The semiconductor industry has been characterized by cyclicality. The industry has experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices and production over-capacity. Although the semiconductor industry in general, and the portion of such industry serving the communications industry in particular, are currently experiencing a period of increased demand, there can be no assurance that these conditions will continue.

COMPETITION

    The semiconductor industry is intensely competitive and is characterized by rapid technological change. To date, the Company has competed primarily with manufacturers of discrete GaAs and silicon semiconductors. The Company expects increased competition from discrete semiconductor manufacturers, as well as other GaAs integrated circuit manufacturers, silicon analog integrated circuit manufacturers and a number of companies which may enter the GaAs integrated circuit market. In addition, certain of the Company's customers are competitors of the Company.

    Increased competition could result in decreased prices of GaAs integrated circuits, reduced demand for the Company's products and a reduction in the Company's ability to recover development engineering costs. Any of these developments could materially and adversely affect the Company's results of operations. Most of the Company's current and potential competitors, including Fujitsu Microelectronics Inc., ITT Corp., Motorola Inc., Raytheon Co. and Rockwell International Corp., have significantly greater financial, technical, manufacturing and marketing resources than the Company. There can be no assurance that the Company will be able to compete successfully with its existing or new competitors. See "Business--Competition".

RELUCTANCE OF MANUFACTURERS TO ADOPT GAAS COMPONENTS

    Silicon semiconductor technologies are the dominant process technologies for integrated circuits. The Company's prospective customers are typically systems designers and manufacturers who use such silicon technologies in their existing systems and who are evaluating GaAs integrated circuits for use in their next generation systems. Some potential customers may be reluctant to adopt the Company's GaAs products because of perceived risks relating to GaAs technology generally. Such perceived risks include the unfamiliarity of designing systems with GaAs products as compared with silicon products, novel design, unfamiliar manufacturing processes and uncertainties about the relative cost effectiveness of GaAs products compared to high performance silicon-based integrated circuits. In addition, customers may be reluctant to rely on a smaller company such as ANADIGICS for critical components. There can be no assurance that additional systems manufacturers will design the Company's products into their respective systems, that the companies that have utilized the Company's products will continue to do so in the future or that GaAs integrated circuit technology will achieve widespread market acceptance. See "Business--Industry Overview" and "--Competition".

LIMITED SOURCES FOR CERTAIN COMPONENTS, MATERIALS AND EQUIPMENT

    The Company does not manufacture any of the blank wafers or packaging components used in the production of its GaAs integrated circuits. Blank wafers and packaging components are available from a limited number of sources. The inability of the Company to obtain these wafers or components in the required quantities could result in delays or reductions in product shipments which would materially and adversely affect the Company's operating results. Although the Company has not to date experienced any significant difficulty in obtaining wafers or components, no assurance can be given that shortages will not arise in the future.

    The Company is dependent on a limited number of vendors to supply equipment used in its manufacturing processes. At times of high demand for semiconductor manufacturing equipment, lead times for delivery of such equipment can be substantial. No assurance can be given that the Company would not lose potential sales if it were unable to maintain or increase capacity due to the unavailability of manufacturing equipment. See "--Possible Production Capacity Constraints; Possible Delay in Construction of New Production Facility".

DEPENDENCE ON KEY MANAGERIAL AND TECHNICAL PERSONNEL

    The Company's success depends in part upon attracting and retaining the services of its managerial and technical personnel. The Company's expansion plans will require the Company to hire an increasing number of such personnel. The competition for qualified personnel is intense. There can be no assurance that the Company will be able to retain its key managerial and technical employees or that it will be able to attract, assimilate or retain other managerial and skilled technical personnel in the future. The Company does not maintain "key person" life insurance policies on any of its key personnel. See "Business--Employees" and "Management".

DEPENDENCE ON SEMICONDUCTOR ASSEMBLY CONTRACTORS

    The Company does not assemble its integrated circuits; instead it provides the GaAs integrated circuit dice and, in some cases, packaging components to various integrated circuit assembly vendors, all of which are located in Asia. The Company attempts to maintain more than one qualified service supplier for each assembly process, but at times is unable to achieve this goal because of minimum volume requirements, service quality issues or other factors. The Company's inability to obtain sufficient high quality and timely assembly service, or the loss of any of its current assembly vendors, would result in delays or reductions in product shipment, and/or reduced product yields that could materially and adversely affect its results of operations.

INTERNATIONAL SALES AND OPERATIONS

    Sales to customers located outside North America (based on shipping addresses and not on the locations of ultimate end users) accounted for approximately 80%, 68% and 65% of total net sales for 1994, 1995 and 1996, respectively. The Company expects that revenues derived from international sales will continue to represent a significant portion of its total net sales. International sales are subject to a variety of risks, including those arising from currency fluctuations and restrictions, tariffs, trade barriers, taxes and export license requirements. Because all of the Company's foreign sales are currently denominated in U.S. dollars, the Company's products become less price competitive in countries with currencies that are low or are declining in value against the U.S. dollar. In addition, there can be no assurance that the Company's international customers will continue to accept orders denominated in U.S. dollars. If such customers do not continue to accept orders denominated in U.S. dollars, the Company's reported sales and earnings would become more directly subject to foreign exchange fluctuations.

    Substantially all of the Company's blank wafers and packaging components used in the production of GaAs integrated circuits are supplied by, and substantially all of the Company's products are assembled by, independent third parties in Asia. Due to its reliance on such foreign suppliers and assemblers, the Company is subject to the risks of conducting business outside of the United States. These risks include unexpected changes in, or impositions of, legislative or regulatory requirements, delays resulting from difficulty in obtaining export licenses, tariffs and other trade barriers and restrictions, and the burdens of complying with a variety of foreign laws and other factors beyond the Company's control. The Company is also subject to general geopolitical risks in connection with its international operations, such as political, social and economic instability, potential hostilities and changes in diplomatic and trade relationships. Although the Company has not to date experienced any material adverse effect on its operations as a result of such regulatory, geopolitical and other factors, there can be no assurance that such factors will not adversely affect the Company's operations in the future or require the Company to modify its current business practices. The Company currently transacts business with its foreign suppliers and assemblers in U.S. dollars and consequently the cost of the Company's blank wafers and packaging components, as well as assembly costs, would increase in countries with currencies that are increasing in value against the U.S. dollar. In addition, there can be no assurance that the Company's international suppliers and assemblers will continue to accept orders denominated in U.S. dollars. If such suppliers and assemblers do not continue to accept orders denominated in U.S. dollars, the Company's costs would become more directly subject to foreign exchange fluctuations.

INTELLECTUAL PROPERTY CLAIMS

    The Company's success depends in part on its ability to obtain patents and copyrights, maintain trade secret protection and operate without infringing on the proprietary rights of third parties.

    As is typical in the semiconductor industry, the Company may be notified in the future that it is infringing certain patent and/or other intellectual property rights of others, although there are no such pending lawsuits against the Company or unresolved notices that the Company is infringing intellectual property rights of others. No assurance can be given that in the event of such infringement, licenses could be obtained on commercially reasonably terms or that litigation will not occur. The failure to obtain necessary licenses or other rights or the occurrence of litigation arising out of such claims could have a material adverse effect on the Company's business.

    In addition to patent and copyright protection, the Company also relies on trade secrets, technical know-how and other unpatented proprietary information relating to its product development and manufacturing activities which it seeks to protect, in part, by confidentiality agreements with its collaborators and employees. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets and proprietary know-how will not otherwise become known or independently discovered by others. See "Business--Patents, Licenses and Proprietary Rights".

GOVERNMENT REGULATION OF COMMUNICATIONS INDUSTRY

    The sale of products by customers who purchase the Company's GaAs integrated circuits may be materially and adversely affected by governmental regulatory policies, the imposition of common carrier tariffs or taxation of telecommunications services.

ENVIRONMENTAL REGULATIONS

    The Company's operations are subject to a variety of extensive and changing federal, state and local environmental laws, regulations and ordinances that govern activities or operations that may have adverse effects on human health or the environment. Such laws, regulations or ordinances may impose liability for the cost of remediating, and for certain damages resulting from, sites of past releases of hazardous materials. The Company believes that it currently conducts, and in the past has conducted, its activities and operations in substantial compliance with applicable environmental laws, and believes that costs arising from existing environmental laws will not have a material adverse effect on the Company's financial condition or results of operations. There can be no assurance, however, that environmental laws will not become more stringent in the future or that the Company will not incur significant costs in the future in order to comply with such laws. See "Business--Environmental Matters".

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 1,875,000 shares of Common Stock being offered by the Company hereby, after deducting the estimated underwriting discount and estimated offering expenses payable by the Company, are estimated to be $53,057,000 ($61,788,000 if the Underwriters' over-allotment option is exercised in full), at an assumed initial public offering price of $30.17 per share. Of these net proceeds, approximately $50 million is expected to be used during 1997 for the purchase of capital equipment and to make leasehold improvements, including the purchase of equipment relating to the Company's new wafer fabrication and electrical test facility currently being constructed in Warren, New Jersey, and additional fabrication, testing and research and development equipment. See "Business--Manufacturing, Assembly and Testing". Remaining proceeds will be used for general corporate purposes, including working capital. Pending such uses, the net proceeds to the Company from this Offering will be invested in investment-grade, income-producing securities. The Company will receive no proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

    The Company has never paid cash dividends on its capital stock. The Company's bank credit agreement prohibits the payment of cash dividends without the consent of the lender thereunder. See Note 6 to the Financial Statements. The Company currently anticipates that it will retain all available funds for use in the operation and expansion of its business, and does not anticipate paying any cash dividends in the foreseeable future.

    On January 30, 1997, the Company declared a stock dividend of one share of Common Stock for each two shares of Common Stock outstanding. The dividend is payable on February 20, 1997 to holders of record on February 10, 1997.

                          PRICE RANGE OF COMMON STOCK

    ANADIGICS' Common Stock has been quoted on the Nasdaq National Market under the symbol "ANAD" since the commencement of trading on April 21, 1995 following the initial public offering of the Common Stock. The following table sets forth for the periods indicated the high and low sale prices for the Company's Common Stock.

1997                                                        HIGH(1)     LOW(1)
--------------------------------------------------------  -----------  ---------

First Quarter (through January 28, 1997)................   $   31.50   $   24.50

1996
Fourth Quarter..........................................   $   27.00   $   16.33
Third Quarter...........................................       23.50       13.92
Second Quarter..........................................       20.50       13.92
First Quarter...........................................       15.17       11.83

1995
Fourth Quarter..........................................   $   18.67   $    9.92
Third Quarter...........................................       22.33       12.17
Second Quarter (commencing April 21, 1995)..............       16.50        8.83

--------------

(1) As adjusted for the Stock Split. See Note 11 to the Financial Statements.

    On January 28, 1997, the last reported sale price of the Company's Common Stock as reported by the Nasdaq National Market was $30.17 per share. As of December 31, 1996, there were 267 holders of record of the Common Stock.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of December 31, 1996 (i) on an actual basis and (ii) as adjusted to give effect to the sale of 1,875,000 shares of Common Stock offered by the Company in this Offering at an assumed initial public offering price of $30.17 per share, after deducting the estimated underwriting discount and estimated offering expenses. This table should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                      AT DECEMBER 31, 1996
                                                                     -----------------------
                                                                      ACTUAL    AS ADJUSTED
                                                                     ---------  ------------

                                                                         (IN THOUSANDS)
Current maturities of capital lease obligations....................  $   1,292   $    1,292
                                                                     ---------  ------------
                                                                     ---------  ------------
Capital lease obligations, less current portion....................  $     627   $      627
Stockholders' equity(1)(2):
  Preferred Stock, par value $.01 per share, 5,000,000 shares authorized; none issued and outstanding........................
  Common Stock, par value $.01 per share, 34,000,000 shares
    authorized; 12,564,678 shares issued and outstanding;
    14,439,678 shares issued and shares outstanding as adjusted....        126          144
  Non-Voting Common Stock, par value $.01 per share, 1,000,000 shares authorized; none issued and outstanding.................
  Additional paid-in capital.......................................     98,800      151,839
Accumulated deficit................................................    (28,369)     (28,369)
                                                                     ---------  ------------
      Total stockholders' equity...................................     70,557      123,614
Total capitalization...............................................  $  71,184   $  124,241
                                                                     ---------  ------------
                                                                     ---------  ------------

--------------

(1) See Note 11 to the Financial Statements.

(2) Excludes 3,002,696 shares of Common Stock reserved for issuance under the Company's stock purchase and stock option plans and warrants outstanding on January 28, 1997, of which 1,661,672 shares of Common Stock are issuable upon exercise of options and warrants outstanding on January 28, 1997. See Notes 1, 7, 8 and 11 to the Financial Statements.

                            SELECTED FINANCIAL DATA

    The following selected financial data are derived from the Financial Statements of ANADIGICS which have been audited by Ernst & Young LLP, independent auditors. See "Experts". The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, related Notes and other financial information included herein.

                                                       YEAR ENDED DECEMBER 31,
                                     -----------------------------------------------------------
                                       1992        1993        1994        1995         1996
                                     ---------  ----------  ----------  -----------  -----------

                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..........................  $  20,224  $   29,024  $   34,832  $    51,460  $    68,864
Cost of sales......................     12,611      15,323      18,454       24,995       38,887
                                     ---------  ----------  ----------  -----------  -----------
Gross profit.......................      7,613      13,701      16,378       26,465       29,977
Research and development...........      5,367       6,699       9,195       11,733       12,036
Selling and administrative
  expense..........................      3,049       4,171       4,530        6,640        8,206
                                     ---------  ----------  ----------  -----------  -----------
Operating income (loss)............       (803)      2,831       2,653        8,092        9,735
Interest expense...................      1,456       1,009         831          573          371
Interest income....................        100         166         343        1,301        1,739
                                     ---------  ----------  ----------  -----------  -----------
Income (loss) before income
  taxes............................     (2,159)      1,988       2,165        8,820       11,103
Provision (benefit) for
  income taxes(1)..................     --              52         300        1,527         (888)
Net income (loss)(1)...............  $  (2,159) $    1,936  $    1,865  $     7,293  $    11,991
                                     ---------  ----------  ----------  -----------  -----------
                                     ---------  ----------  ----------  -----------  -----------
Net income (loss) per
  share(1)(2)......................  $  (11.15) $     0.28  $     0.23  $      0.64  $      0.93
                                     ---------  ----------  ----------  -----------  -----------
                                     ---------  ----------  ----------  -----------  -----------
Common and common equivalent shares
  used in computing per share
  amounts(2).......................    193,587   6,940,401   8,260,430   11,374,745   12,907,851

                                                                 AT DECEMBER 31,
                                              -----------------------------------------------------
                                                1992       1993       1994       1995       1996
                                              ---------  ---------  ---------  ---------  ---------

                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................  $   2,453  $   5,469  $  11,349  $  35,953  $  37,825
Total assets................................     18,378     21,850     30,885     66,250     86,996
Current maturities of capital lease
  obligations...............................      4,240      4,510      3,829      1,718      1,292
Capital lease obligations, less current
  portion...................................      4,394      3,475      2,807      1,919        627
Total stockholders' equity..................      6,275     10,394     20,520     53,823     70,557

--------------

(1) Includes recognition of a net deferred tax benefit of approximately $1.2 million (or $0.11 per share) and $3.6 million (or $0.28 per share) in 1995 and 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--1996 Compared to 1995--Provision (Benefit) for Income Taxes" and Note 5 to the Financial Statements.

(2) Common stock equivalents are not included in 1992 as their effect was anti-dilutive.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company was organized in 1984 and initially focused on the development and manufacture of GaAs integrated circuits for low volume defense and aerospace applications. In 1988 the Company began shifting its strategy to focus on RF/microwave communications systems for high volume applications, and began production for these applications in 1989. The first high volume application for its technology was in DBS systems. Product sales in 1990 and 1991 were chiefly DBS television integrated circuits, and fiber optic integrated circuits which were sold primarily to telecommunication infrastructure manufacturers. In 1992 the Company introduced integrated circuits for cable television and expanded its DBS product offerings. In late 1994 the Company entered the wireless communications market with the introduction of cellular telephone integrated circuits. The Company's net sales have grown from $20.2 million in 1992 to $68.9 million in 1996. To date, the Company has delivered over 60 million GaAs integrated circuits, including over 21 million in 1996.

RESULTS OF OPERATIONS

    The following table sets forth statements of operations data as a percentage of net sales for the periods indicated:

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                 -------------------------------------
                                                                    1994         1995         1996
                                                                 -----------  -----------  -----------
Net sales......................................................       100.0%       100.0%       100.0%
Cost of sales..................................................        53.0         48.6         56.5
                                                                      -----        -----        -----
Gross profit...................................................        47.0         51.4         43.5
Research and development.......................................        26.4         22.8         17.5
Selling and administrative expense.............................        13.0         12.9         11.9
                                                                      -----        -----        -----
Operating income...............................................         7.6         15.7         14.1
Interest expense...............................................         2.4          1.1          0.5
Interest income................................................         1.0          2.5          2.5
                                                                      -----        -----        -----
Income before income taxes.....................................         6.2         17.1         16.1
Provision (benefit) for income taxes...........................         0.8          2.9         (1.3)
                                                                      -----        -----        -----
Net income.....................................................         5.4%        14.2%        17.4%
                                                                      -----        -----        -----
                                                                      -----        -----        -----

    1996 COMPARED TO 1995

    NET SALES. Net sales during 1996 increased 34% to $68.9 million from $51.5 million in 1995. Net sales includes both product sales and engineering service sales. Net product sales during 1996 increased by 32% to $65.7 million from $49.7 million during 1995. Sales of integrated circuits for cellular and PCS applications increased by 62% during 1996 to $24.5 million from $15.1 million in 1995 as a result of higher volumes. During 1996, the Company sold power amplifier integrated circuits for almost all of the major standards, including AMPS, DAMPS, ETACS, GSM and CDMA. New products introduced during 1996 for the digital GSM and CDMA standards accounted for 60% of the cellular and PCS sales. Sales of integrated circuits for analog standards (AMPS and ETACS) declined during 1996 as the market shifted to digital standards. Net product sales of integrated circuits for cable television applications in 1996 increased by 29% to $13.8 million from $10.7 million in 1995 as demand for integrated circuits used to produce set top converters increased. Net product sales of integrated circuits for fiber optic SONET and ATM telecommunication applications increased 19% during 1996 to $11.6 million from $9.8 million in 1995 as a result of increased unit volume. Net product sales of integrated circuits for DBS television applications increased 12% during 1996 to $15.8 million from $14.1 million in 1995. Generally, selling prices for same product sales were lower in 1996 compared to 1995. Engineering service sales, which reflect customers' contributions to the Company's research and development efforts, increased by 71% during 1996 to $3.2 million from $1.8 million in 1995.

    GROSS MARGIN. Gross margin during 1996 decreased to 43.5% from 51.4% in 1995. The decrease was due in part to significant sales volumes of new cellular integrated circuits and other new products for which production yields were not up to desired levels, and generally lower selling prices. Gross margins improved significantly in the fourth quarter of 1996 to 43.5% from 34.5% in the third quarter of 1996 as yields improved on the newer products, certain of which experienced production start-up problems in the third quarter.

    RESEARCH AND DEVELOPMENT. Company sponsored research and development expense increased by 3% during 1996 to $12.0 million from $11.7 million during 1995. As a percentage of sales, these expenses declined to 17.5% during 1996 from 22.8% during 1995. The Company's focus on meeting customer demands for products in the third and fourth quarters of 1996 temporarily reduced the amount of engineering resources normally applied to research and development. The Company expects that research and development expense, as a percentage of sales, will increase in 1997 compared to 1996.

    SELLING AND ADMINISTRATIVE. Selling and administrative expenses increased by 24% during 1996 to $8.2 million from $6.6 million during 1995. As a percentage of sales, these expenses declined during 1996 to 11.9% from 12.9% during 1995. Selling expenses increased by 33% in 1996 due to higher commissions paid to sales representatives and staffing increases associated with the expansion of the Company's wireless integrated circuit sales efforts. Administrative expenses increased by 15% in 1996 due in part to higher consulting and legal costs.

    INTEREST INCOME AND INTEREST EXPENSE. Interest income increased by 34% during 1996 to $1.7 million from $1.3 million during 1995 as a result of higher average cash balances. Interest expense decreased by 37% during 1996 to $0.4 million from $0.6 million during 1995 on lower levels of indebtedness.

    PROVISION (BENEFIT) FOR INCOME TAXES. The benefit for income taxes during 1996 was $0.9 million, or 8% of pre-tax income. The provision for income taxes in 1995 was $1.5 million, or 17% of pre-tax income. The benefit for income taxes in 1996 arose from a reduction in a valuation allowance which had been recorded prior to 1996 with respect to deferred tax assets (primarily net operating loss ("NOL") carryforwards).

    Deferred tax assets of approximately $15.6 million less a valuation allowance of $10.8 million were recorded as of December 31, 1996. Deferred tax assets of approximately $17.4 million, less a valuation allowance of $16.2 million, were recorded as of December 31, 1995. At December 31, 1996, the Company reduced its valuation allowance associated with its deferred tax assets by $5.2 million based upon the level of historical taxable income and current projections for future taxable income over the periods in which the deferred tax assets would be realized. Additionally, the Company considered the expiration of and limitation on the annual use of the Company's federal NOL carryforwards. Excluding federal NOLs generated in years prior to 1989, which are severely restricted and, therefore, are fully reserved, the remaining federal NOL carryforwards will expire as follows: $0.3 million in 2004, $6.9 million in 2005, $5.0 million in 2006 and $1.0 million in 2007. In assessing the realizability of deferred tax assets, the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets will depend on whether an ownership change occurred subsequent to January 1989 and prior to April 1995, the value of the

Company prior to any such change, future generation of taxable income and prevailing statutory tax rates.

    If an ownership change occurred after January 1989 but before April 1995, the federal NOL carryforwards generated after January 1989 may be subject to more restrictive limitations on use than would otherwise apply. The Company believes that no ownership change occurred during that period. However, the calculations required by the applicable federal income tax regulations are complex. Accordingly, the provision (benefit) for income taxes in 1994, 1995 and 1996 has been computed as if such a change occurred in mid-1992, the point in time at which the Company's computations show that it was closest to an ownership change during the period from January 1989 until April 1995, resulting in an annual limitation of approximately $1.4 million on the federal NOL carryforwards generated between 1989 and the middle of 1992. See Note 5 to the Financial Statements.

    As a result of the reduction of the valuation allowance for deferred tax assets in 1996, the Company expects that the effective tax rate on its earnings in 1997 will be approximately 36%.

    1995 COMPARED TO 1994

    NET SALES. Net sales during 1995 increased by 48% to $51.5 from $34.8 million during 1994. Net sales includes both product sales and engineering service sales. Net product sales during 1995 increased by 44% to $49.7 million from $34.4 million during 1994. Net product sales of integrated circuits for cellular telephone applications increased during 1995 to $15.1 million from $1.6 million during 1994. The Company began selling integrated circuits for cellular telephony in late 1994, and during 1995, the Company sold three power amplifier integrated circuits for the AMPS, DAMPS, and ETACS cellular standards and one receiver circuit for the AMPS standard. Net product sales of fiber optic integrated circuits for SONET and ATM telecommunication applications increased 56% during 1995 to $9.8 million from $6.3 million during 1994 on an 83% increase in unit volume. Net product sales of integrated circuits for cable television tuning and transmission applications increased 33% on higher volumes to $10.7 million during 1995 from $8.0 million in 1994. Net product sales of integrated circuits for DBS television applications declined 24% during 1995 to $14.1 million from $18.5 million in 1994. Engineering service sales, which reflect customers' contributions to the Company's research and development, increased during 1995 to $1.8 million from $0.4 million during 1994.

    GROSS MARGIN. Gross margin during 1995 increased to 51.4% from 47.0% during 1994. Although selling prices of integrated circuits were generally lower in 1995 than 1994, the Company experienced higher average selling prices in 1995 as the mix of integrated circuits sold moved toward units with higher selling prices and manufacturing unit costs declined on higher volumes and improved productivity. Gross margin declined to 49.1% during the fourth quarter of 1995 from 52.6% in the third quarter of 1995 primarily due to lower selling prices partially offset by favorable cost leverages on higher unit volumes. Gross margin was also unfavorably impacted by increased assembly cost associated with start up of a new assembly contractor for the Company's DBS integrated circuits.

    RESEARCH AND DEVELOPMENT. Company sponsored research and development expense increased 28% during 1995 to $11.7 million from $9.2 million during 1994. As a percentage of sales, these expenses declined to 22.8% during 1995 from 26.4% during 1994. The increase was attributable primarily to increased research into integrated circuits for cellular and PCS applications.

    SELLING AND ADMINISTRATIVE. Selling and administrative expenses increased 47% during 1995 to $6.6 million from $4.5 million during 1994. As a percentage of sales, these expenses declined slightly during 1995 to 12.9% from 13.0% during 1994. Selling expenses increased 48%, reflecting in part, a staffing increase associated with expanding wireless integrated circuit sales, higher commissions paid to sales representatives, and higher selling and advertising expenses. Administrative expenses increased 45%, reflecting in part higher compensation, insurance, and investor relations expenses.

    INTEREST INCOME AND INTEREST EXPENSE. Interest income increased to $1.3 million during 1995 from $0.3 million during 1994 on substantially higher invested cash balances following the Company's initial public offering of common stock in April 1995. Interest expense decreased to $0.6 million during 1995 from $0.8 million during 1994 on lower levels of indebtedness.

    PROVISION FOR INCOME TAXES. The provision for income taxes during 1995 was $1.5 million or 17% of pre-tax income. The 1994 provision for income taxes was $0.3 million or 14% of pre-tax income. The $1.2 million increase in the provision was primarily due to the increase in pre-tax income of approximately $6.7 million, net of a reduction of the valuation allowance related to deferred tax assets of $1.2 million associated with the Company's NOL carryforwards.

SELECTED QUARTERLY OPERATING RESULTS

    The following tables present the Company's unaudited results of operations expressed in dollars and as a percentage of net sales for the eight most recently ended fiscal quarters. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts below to present fairly the selected quarterly information when read in conjunction with the Financial Statements and Notes thereto included herein. Results from operations may vary substantially from quarter to quarter; accordingly, the operating results for a quarter are not necessarily indicative of results for any subsequent quarter or for the full year. See "Risk Factors--Significant Variability of Operating Results".

                                                                           QUARTER ENDED
                                      ---------------------------------------------------------------------------------------
                                       MARCH 31,      JUNE 30,       SEPT. 30,      DEC. 31,       MARCH 31,      JUNE 30,
                                          1995          1995           1995           1995           1996           1996
                                      ------------  -------------  -------------  -------------  -------------  -------------

                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales...........................  $     10,970  $      12,465  $      13,555  $      14,470  $      13,574  $      15,862
Cost of sales.......................         5,440          5,767          6,429          7,359          6,835          8,254
                                      ------------  -------------  -------------  -------------  -------------  -------------
Gross profit........................         5,530          6,698          7,126          7,111          6,739          7,608
Research and development............         2,729          3,182          2,825          2,997          2,878          3,284
Selling and administrative
  expense...........................         1,399          1,658          1,849          1,734          1,968          2,063
                                      ------------  -------------  -------------  -------------  -------------  -------------
Operating income....................         1,402          1,858          2,452          2,380          1,893          2,261
Interest expense....................           223            184            121             45            105             90
Interest income.....................            86            330            437            448            418            411
                                      ------------  -------------  -------------  -------------  -------------  -------------
Income before income taxes..........         1,265          2,004          2,768          2,783          2,206          2,582
Provision (benefit) for income
  taxes.............................           367            581            441            138            441            516
                                      ------------  -------------  -------------  -------------  -------------  -------------
Net income..........................  $        898  $       1,423  $       2,327  $       2,645  $       1,765  $       2,066
                                      ------------  -------------  -------------  -------------  -------------  -------------
                                      ------------  -------------  -------------  -------------  -------------  -------------
Net income per share................  $       0.10  $        0.12  $        0.18  $        0.21  $        0.14  $        0.16
                                      ------------  -------------  -------------  -------------  -------------  -------------
                                      ------------  -------------  -------------  -------------  -------------  -------------
Common and common equivalent shares
  used in computing per share
  amounts...........................     8,701,775     11,596,805     12,645,876     12,501,452     12,562,331     12,895,889
                                      ------------  -------------  -------------  -------------  -------------  -------------
                                      ------------  -------------  -------------  -------------  -------------  -------------


                                        SEPT. 29,      DEC. 31,
                                          1996           1996
                                      -------------  -------------

Net sales...........................  $      17,005  $      22,423
Cost of sales.......................         11,136         12,662
                                      -------------  -------------
Gross profit........................          5,869          9,761
Research and development............          2,756          3,118
Selling and administrative
  expense...........................          1,619          2,557
                                      -------------  -------------
Operating income....................          1,494          4,086
Interest expense....................             84             92
Interest income.....................            432            479
                                      -------------  -------------
Income before income taxes..........          1,842          4,473
Provision (benefit) for income
  taxes.............................            369         (2,214)
                                      -------------  -------------
Net income..........................  $       1,473  $       6,687
                                      -------------  -------------
                                      -------------  -------------
Net income per share................  $        0.11  $        0.51
                                      -------------  -------------
                                      -------------  -------------
Common and common equivalent shares
  used in computing per share
  amounts...........................     13,045,769     13,121,558
                                      -------------  -------------
                                      -------------  -------------

AS A PERCENTAGE OF NET SALES:

                                                                         QUARTER ENDED
                                 ---------------------------------------------------------------------------------------------
                                   MARCH 31,     JUNE 30,     SEPT. 30,    DEC. 31,      MARCH 31,     JUNE 30,     SEPT. 29,
                                     1995          1995         1995         1995          1996          1996         1996
                                 -------------  -----------  -----------  -----------  -------------  -----------  -----------
Net sales......................        100.0%        100.0%       100.0%       100.0%        100.0%        100.0%       100.0%
Cost of sales..................         49.6          46.3         47.4         50.9          50.4          52.0         65.5
                                       -----         -----        -----        -----         -----         -----        -----
Gross profit...................         50.4          53.7         52.6         49.1          49.6          48.0         34.5
Research and development.......         24.9          25.5         20.8         20.7          21.2          20.7         16.2
Selling and administrative
  expense......................         12.8          13.3         13.6         12.0          14.5          13.0          9.5
                                       -----         -----        -----        -----         -----         -----        -----
Operating income...............         12.7          14.9         18.2         16.4          13.9          14.3          8.8
Interest expense...............          2.0           1.4          0.9          0.3           0.8           0.6          0.5
Interest income................          0.8           2.6          3.2          3.1           3.1           2.6          2.5
                                       -----         -----        -----        -----         -----         -----        -----
Income before income taxes.....         11.5          16.1         20.5         19.2          16.2          16.3         10.8
Provision (benefit) for income
  taxes........................          3.3           4.7          3.3          0.9           3.2           3.3          2.1
                                       -----         -----        -----        -----         -----         -----        -----
Net income.....................          8.2%         11.4%        17.2%        18.3%         13.0%         13.0%         8.7%
                                       -----         -----        -----        -----         -----         -----        -----
                                       -----         -----        -----        -----         -----         -----        -----


                                  DEC. 31,
                                    1996
                                 -----------
Net sales......................       100.0%
Cost of sales..................        56.5
                                      -----
Gross profit...................        43.5
Research and development.......        13.9
Selling and administrative
  expense......................        11.4
                                      -----
Operating income...............        18.2
Interest expense...............         0.4
Interest income................         2.1
                                      -----
Income before income taxes.....        19.9
Provision (benefit) for income
  taxes........................        (9.9)
                                      -----
Net income.....................        29.8%
                                      -----
                                      -----

    The markets for the Company's integrated circuits exhibit seasonal trends or cyclical sales patterns. Sales of cellular telephone and PCS, cable television and fiber optic integrated circuits tend to exhibit cyclical fluctuations based on factors such as capital expenditure cycles of customers and new product introductions, while DBS integrated circuits exhibit seasonal sales patterns, with increased sales in the second half of the calendar year as the Company's customers manufacture products for the holiday season.

    Net sales increased in each quarter presented, except for the quarter ended March 31, 1996. The decline in net sales in the first quarter of 1996 was primarily due to the seasonal slowdown in sales of integrated circuits for DBS applications and softness in sales of integrated circuits in the United States for cellular applications. Gross margin percentages ranged from 53.7% to 49.1% in 1995 and 49.6% to 34.5% in 1996. The lower gross margins experienced in 1996, particularly in the third quarter, were due in part to significant sales volumes of new integrated circuits for cellular applications and other integrated circuits for which production yields were not up to desired levels, and to generally lower selling prices. Research and development expenses, as a percentage of sales, decreased during 1996. The Company's focus on meeting customer demands for products in the third and fourth quarters of 1996 temporarily reduced the amount of engineering resources normally applied to research and development below the Company's desired level.

    Future quarters' operating results will depend on a number of factors, including general industry and global economic conditions, the timing and success of new product introductions, changes in selling prices for the Company's integrated circuits due to competitive or currency exchange rate pressures, changes in product mix, availability of raw materials, availability of manufacturing capacity, fluctuations in manufacturing yields, the size and timing of shipments, market acceptance of end-user products, the pattern of end-user or customer purchasing cycles, the processes and technologies used by the Company and its competitors and seasonality. See "Risk Factors--Significant Variability of Operating Results".

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1996 the Company had $23.1 million of cash and cash equivalents on hand and $9.0 million in marketable securities. There were no borrowings outstanding under the Company's credit facilities at December 31, 1996.

    The Company's $20.0 million revolving bank credit facility provides for interest at the bank's base rate minus 50 basis points or, at the Company's discretion, other market-based rates. The Company also has the option to swap floating rate for fixed rate loans at the time of draw down. The draw down period expires on December 31, 1997. Any draw downs may be paid over a term of up to five years. Its availability is subject to a number of financial covenants. Under this facility, the payment of dividends, among other things, requires approval by the bank. Substantially all of the assets of the Company are pledged as security for the repayment of amounts drawn under this revolving bank credit facility. The Company also obtained a $10.0 million line of credit from the same bank. This facility expires on July 1, 1997 and provides for interest at the bank's base rate minus 75 basis points. Its availability is subject to the approval by the bank. Substantially all of the assets of the Company are pledged as security for the repayments of amounts drawn on this bank line of credit.

    Operations generated $16.4 million in cash during 1996 and investing activities used $2.7 million of cash during 1996. Net sales of marketable securities generated $13.8 million in cash during 1996. Capital expenditures of $16.4 million were made during 1996. The capital expended was used to expand the Company's existing wafer fabrication facility, increase assembly, test and research and development capacities and to begin construction of the Company's new 12,000 square foot clean room and other manufacturing facilities at 141 Mt. Bethel Road. At December 31, 1996 the Company had committed to purchase approximately $25 million of equipment and leasehold improvements. During 1997 the Company expects to spend approximately $40 million on equipment and approximately $15 million on leasehold improvements.

    Net cash generated by financing activities was $3.0 million during 1996. Warrants to purchase 313,905 shares of Common Stock were exercised during 1996, resulting in cash proceeds of $3.6 million.

    In 1996, income taxes paid were approximately $1.1 million, while the benefit for income taxes was approximately $0.9 million.

    The Company believes that its sources of capital, including internally generated funds and $30 million available under existing credit arrangements, will be adequate to satisfy anticipated capital needs for the next twelve months. However, the Company may nevertheless elect to finance all or part of its future capital requirements through additional equity or debt financing. There can be no assurance that such additional financing would be available on satisfactory terms.

                                    BUSINESS

    ANADIGICS is a leading supplier of RF and microwave GaAs integrated circuits. The Company's products are used to receive and transmit signals in a variety of high volume communications applications in cellular telephone systems and PCS, in fiber optic communication systems and in cable and DBS television systems. The Company designs, develops and manufactures its integrated circuits in GaAs semiconductor material that allows the integration of numerous RF/microwave functions which cannot be easily integrated in silicon-based circuits. The Company's high frequency integrated circuits can typically replace 30 to 100 discrete components, permitting manufacturers of end products to reduce the size and weight of their products, increase power efficiency, improve reliability, reduce manufacturing time and cost and enhance overall system performance.

    The Company's objective is to be the leading supplier of high volume GaAs integrated circuits for RF/microwave receiver and transmitter applications. To date, the Company has delivered over 60 million GaAs integrated circuits, including over 21 million in 1996. Unlike many other manufacturers of GaAs integrated circuits who have focused on low volume applications for industries such as aerospace and defense, the Company has developed high volume manufacturing capabilities geared toward achieving higher yields and lower costs. The Company has made a significant investment in proprietary processes, including design, wafer fabrication and testing, which the Company believes gives it a competitive advantage. The Company manufactures integrated circuits at its existing facility in Warren, New Jersey and is in the process of constructing a new production facility in order to increase capacity. See "--Manufacturing, Assembly and Testing".

    ANADIGICS believes that the market for high frequency integrated circuits for receiver and transmitter applications will grow significantly as demand for broadband, high frequency end products grows in the communications, information and video entertainment markets. The Company believes that it is currently one of the few sources of RF/microwave GaAs integrated circuits for high volume communications applications.

    In the cellular and PCS market, which according to Kagan World Media grew (based on the estimated number of subscribers) by over 50% worldwide during the first eleven months of 1996, the Company's products are used primarily as power amplifiers in telephone handsets, where they replace more traditional hybrid or discrete component solutions containing 30 to 50 chip components. The Company's integrated circuit power amplifiers provide a smaller footprint, lower parts count and lower power consumption compared to traditional hybrid or discrete solutions. The Company currently is producing GaAs integrated circuit power amplifiers for the analog AMPS and ETACS standards, and for the newer, digital GSM, TDMA and CDMA standards. In addition to power amplifier integrated circuits for telephone handsets, the Company is also producing receiver integrated circuits for cellular handsets, base stations and fixed wireless local loop applications.

    The Company's principal products for fiber optic systems are transimpedance amplifiers that are used primarily in SONET and SDH fiber optic transmission at rates from 155 Mbps to 2480 Mbps. Increasingly, these products are also being used in higher bit rate data communication applications. In the cable television market, the Company's products are used primarily in wide band tuners for set top converters operating at the older 500 MHz bandwidth and the new 800 MHz bandwidth. The new 800 MHz bandwidth provides increased analog channel capacity, digital cable television capability and internet access via cable modems. The Company also offers wide band linear amplifier products operating at frequencies of up to 860 MHz for hybrid fiber/coaxial infrastructure applications. In the DBS market, the Company's products are used as down converters primarily in satellite dishes, as well as in set top DBS tuners. The Company's products are utilized in DBS services using analog modulation such as BskyB in Europe, as well as DBS services using digital modulation such as DirectTV in the United States.

    The Company has developed working relationships with leading companies in each of its target markets. The Company's principal customers include Ericsson, General Instrument, Lucent, Nokia, Nortel, Philips Electronics N.V. and Qualcomm PE. The Company's five largest customers in each of the past three years together accounted for 61%, 67%, and 60% of net sales for 1994, 1995 and 1996, respectively. The Company's net sales have grown from $20.2 million in 1992 to $68.9 million in 1996.

INDUSTRY OVERVIEW

    Over the last decade, there has been a continuous trend toward delivering various forms of electronic information at faster rates and in greater quantity. New technologies such as wireless, fiber optic and satellite communication have continued to evolve, providing greater capacity and improved performance at decreasing cost. Markets for wireless products such as cellular and PCS telephones continue to grow rapidly and new services such as wireless computing, cable modems, fixed personal wireless telephones and satellite telephone services are emerging. Fiber optic technology, capable of transmitting extremely large bandwidth (or data rates) over long distances without reamplification, is being used to replace copper, coaxial cable or microwave links for many applications, including cable television systems. Satellite communications technology is evolving into a low cost method for distributing information over wide geographic areas to fixed and mobile users. Satellites are now used to cost-effectively transmit multiple channels of television to cable headends as well as directly to the home. Increased availability of multichannel video services and demand for more portable and more visually rich means of communication have hastened the development of broadband and mobile communication services.

    Occurring in parallel with the development of new communications technologies and services is the transition from analog to digital modulation of sound and video images. Digital modulation, enabled by improved performance of digital circuitry, provides improved quality, security and increased capacity at lower costs. The combination of greater bandwidth and digital modulation facilitates the development of enhanced multimedia communication.

    THE TREND TOWARD HIGHER FREQUENCIES

    The need to transmit increasing amounts of multimedia information through wired and wireless communications systems has resulted in the requirements for both more bandwidth and higher operating frequencies. The new high frequency and broadband communication systems described above require receivers and transmitters capable of operating at very high frequencies. For example, cellular telephones and cellular base stations require receivers and transmitters operating in frequencies ranging from 800 to 900 MHz, while cable television systems require broadband receivers operating in frequencies ranging from 50 to 860 MHz. PCS operates at even higher frequencies, in the 1800 to 2000 MHz range. The high frequency portion of a communication system, sometimes called the radio frequency or microwave frequency front end, operates as the "bridge" between the outside world (antenna or cable) and the electronic components that process the information and, as such, is an important element in establishing the performance and cost of the system. The RF/microwave front end, in addition to operating at very high frequencies, must be sensitive, have low distortion and, in battery operated portable systems, be power efficient.

    TRANSITION FROM ANALOG TO DIGITAL MODULATION

    Information, whether modulated in analog or digital form, is embedded at the transmission site in a high frequency analog wave which carries the signal over the air or through a cable to a receiving station. The same type of RF/microwave front end is required whether the information is transmitted by means of analog modulation or digital modulation. As communication systems evolve from analog to digital modulation, RF/microwave front ends must be able to handle both types of modulation simultaneously in order to accommodate both the existing analog user base and the new digital user base (as in the case of dual mode cellular telephones).

    UTILIZATION OF DISCRETE COMPONENTS AND SILICON-BASED INTEGRATED CIRCUITS

    Circuits using discrete components such as transistors, diodes, capacitors, inductors and resistors have been used for most RF/microwave applications because, until recently, there have been no cost effective integrated circuit solutions available. Integrated circuits generally offer better reliability and, by replacing many discrete components with a single integrated circuit, reduced size and costs. These cost reductions can take the form of simplified manufacturing processes, more efficient parts management and reduced warranty expenses.

    While silicon-based integrated circuits have replaced discrete components in most digital electronics and low frequency analog applications, their use has been limited in RF/microwave applications due to silicon's inability to meet basic performance requirements at higher frequencies. The highest frequency silicon integrated circuits are not efficient and have relatively high noise figures and distortion. In addition, it is very difficult to integrate the passive components (inductors, capacitors and resistors) on silicon substrates that are required to complete RF/microwave integrated circuits. Because of these limitations, silicon integrated circuits operating at higher frequencies have failed to replace discrete components in most RF/microwave functions, even though discrete components do not offer an optimal solution for many RF/microwave applications.

    Although GaAs technology offers an alternative means of producing integrated circuits for high-frequency applications, some manufacturers have been reluctant to adopt GaAs integrated circuits for use in high volume commercial applications because of perceived risks relating to GaAs technology in general. Such perceived risks include the unfamiliarity of designing commercial systems with GaAs integrated circuits, unfamiliar manufacturing processes and uncertainties about the cost effectiveness of GaAs integrated circuits.

THE ANADIGICS SOLUTION

    Over the past twelve years, the Company, through its research and development efforts, has developed expertise in producing cost-effective GaAs-based integrated circuits for high-volume commercial applications which offer many of the performance attributes required for RF/microwave applications that are not easily obtainable with silicon-based integrated circuits. GaAs transistors can operate at frequencies up to three to five times greater than those possible with silicon and therefore can handle the requirements of RF/microwave applications. GaAs integrated circuits have a lower noise figure than silicon-based integrated circuits, providing increased sensitivity, significantly better linearity, less distortion and interference and better dynamic range, thereby enabling systems to handle a wide range of signal strengths. GaAs is a semi-insulating material which facilitates integration of the passive components required in RF/microwave applications. Finally, GaAs integrated circuits used in transmitter applications are also more power-efficient than silicon-based circuits, allowing for longer battery life or use of smaller batteries.

ANADIGICS' STRATEGY

    The Company's objective is to be the leading supplier of high volume GaAs integrated circuits for RF/microwave receiver and transmitter applications. The following elements, all of which are interrelated, form the basis of ANADIGICS' strategy:

    FOCUS ON GROWING, HIGH VOLUME MARKETS

    ANADIGICS focuses on a few diverse high volume markets--wireless and fiber optic communications and cable and satellite television receivers--that it believes will provide both significant growth opportunities and increasing stability through product and geographic diversity. Each of the Company's target markets is characterized by a transition to broader bandwidths, to higher operating frequencies and, in many cases, from analog to digital modulation, as well as by competing standards (e.g., AMPS, TDMA, CDMA and GSM in cellular telephony) and communications methods (e.g., cable versus DBS in television). The Company believes that these market trends offer opportunities for ANADIGICS integrated circuit solutions that can add value by lowering costs, improving reliability and reducing the size of customers' products. Moreover, the Company is capable of providing integrated circuit solutions for each of the competing communications methods and standards in its target markets and, as a result, believes that it has positioned itself to compete effectively regardless of which method or standard ultimately prevails.

    LOW COST, HIGH VOLUME MANUFACTURER

    ANADIGICS believes that its success depends on its ability to be a low cost manufacturer for high volume applications. The Company believes that a low cost manufacturer must control all of the critical phases of production in order to maintain high manufacturing yields. ANADIGICS uses the same basic manufacturing processes to produce all of its GaAs integrated circuits, thereby deriving economies of scale and gaining manufacturing experience applicable across all product lines. ANADIGICS has been continually improving its manufacturing process and, since 1989, has delivered over 60 million GaAs integrated circuits, including over 21 million in 1996. ANADIGICS has also developed high volume circuit testing systems that permit testing of 100% of its packaged products in an environment designed to simulate customer usage. Such high speed testing allows the Company to identify production problems quickly and to maintain the quality of integrated circuits shipped to the Company's customers on a cost-effective basis.

    RAPID DESIGN CYCLE TIME

    ANADIGICS has developed an experienced engineering staff that can rapidly design cost-effective integrated circuit solutions for its target markets. The combination of design experience and a "quick-turn" wafer fabrication and assembly capability allows the Company to develop prototypes that can be ready for testing in less than one month. This design efficiency contributes to customer satisfaction and allows the Company to improve rapidly product designs for manufacturing efficiency.

    PARTNER WITH WORLDWIDE INDUSTRY LEADERS

    ANADIGICS believes that in order to create products which have the potential to become industry standards it must develop working relationships with leading companies in each target market. This strategy provides ANADIGICS with rapid feedback from customers during the product design process and increases the likelihood that products will meet customers' cost and performance requirements for high volume applications. ANADIGICS' working relationships with customers worldwide have ranged from guaranteed purchase orders to partially or fully funded development programs, in most cases with a limited exclusivity period granted to the customer with respect to the developed circuit. Examples of the Company's strategy to focus on worldwide industry leaders are the development of cellular telephone power amplifiers and receivers with Ericsson in the United States and Sweden and the development of cable television converter integrated circuits with General Instrument in the United States and Taiwan.

TARGET MARKETS AND PRODUCTS

    TELECOMMUNICATIONS SYSTEMS

    ANADIGICS has developed GaAs integrated circuits for use in both wireless and fiber optic telecommunications systems. ANADIGICS' GaAs integrated circuits are used in wireless telephony equipment, such as cellular and PCS telephone handsets, cellular base stations and fixed wireless systems, and in fiber optics transmission systems.

    WIRELESS COMMUNICATIONS MARKET. The Company believes that the need for compact, high-efficiency transmitters and sensitive, low power consumption receivers in the rapidly developing wireless communications market has the potential to provide numerous opportunities for ANADIGICS.

    CELLULAR TELEPHONY. Cellular telephony began service in 1982 and has grown rapidly in the past 15 years. Worldwide cellular subscribers at November 30, 1996 totaled approximately 133 million, according to Kagan World Media, with approximately 42 million subscribers resident in the United States and approximately 35 million in Europe. According to Kagan World Media, subscriber growth for the cellular and PCS market in the first eleven months of 1996 was over 50% worldwide.

    Cellular telephone systems consist of cellular base stations which are connected to the public switched telephone network which transmit and receive telephone signals via radio frequency waves in a 50 MHz bandwidth in the 800-900 MHz frequency range. Using either a portable or mobile telephone, a subscriber can communicate through a cellular base station and can move seamlessly from one cell to another. Each caller is connected to a cell through a dedicated wireless channel.

    Until recently all cellular telephony used analog modulation. In the United States analog modulation uses the AMPS standard while in Europe ETACS is the predominant analog standard. In the analog mode, system capacity is increased by increasing the density of cells.

    In order to increase capacity at a lower cost, and to improve voice quality and increase security, digital modulation standards have been developed and are now beginning to be deployed. In the United States there are two competing digital standards, which are defined below:

       TDMA (IS-136): TIME DIVISION MULTIPLE ACCESS increases capacity by placing three or more calls in the same channel separated by time.

       CDMA (IS-96): CODE DIVISION MULTIPLE ACCESS increases capacity by coding voice messages and spreading information over many channels.

    Telephones operating on the TDMA standard are also called DAMPS (for digital
AMPS) telephones because they can transmit on either analog AMPS or digital TDMA signals. DAMPS service began in 1994 and is being adopted by several U.S. operators, including the AT&T Wireless Cellular unit of AT&T. CDMA telephones, which are dual mode with AMPS, were introduced in the second half of 1995 and are currently being offered in parts of the United States and Asia.

    The European digital standard, called GSM, which was introduced in 1991, was developed and standardized by the European Union. According to GSM World Focus 1996, a publication of Mobile Communications International, GSM networks have begun operations in 86 countries, including several Asian countries. According to Kagan World Media, GSM subscribers in Europe totalled approximately 9 million at December 31, 1995 and approximately 19 million at November 30, 1996.

    PERSONAL COMMUNICATIONS SERVICES (PCS). In order to provide increased wireless communication capacity, the European Union and the U.S. Federal Communications Commission (the "FCC") have opened additional frequency spectrums in the 1800 MHz to 2000 MHz range for cellular type services. Digital modulation standards are being used exclusively in these new frequency bands with the intention of providing new value-added services, such as caller identification and paging. The European service, referred to as DCS-1800, is GSM-based and operates in the frequency band from 1700 MHz to 1800 MHz. The service is referred to as PCS in the United States, where the FCC has allocated 120 MHz of spectrum in the frequency band from 1800 MHz to 2000 MHz. The FCC has allowed licensees to choose among three different digital standards that are not currently compatible. The three PCS standards and the primary services providers are set forth below:

     NAME                         STANDARD                                 SERVICE PROVIDER
---------------  -------------------------------------------  -------------------------------------------

PCS-1900         GSM                                          Omnipoint Corporation,
                                                              Sprint Spectrum L.P.,
                                                              BellSouth Mobile Systems, Inc.

DAMPS-1900       TDMA                                         AT&T Wireless Services, Inc.

CDMA-1900        CDMA                                         Primeco, Inc., Sprint Corporation

    PCS licenses were auctioned by the FCC in 1995 and 1996. The "A" block and "B" block of the PCS spectrum were auctioned in 1995, and the "C" block in 1996. The winners of the "A" and "B" block auctions in 1995 have been building PCS infrastructure and the first services became operational in 1996. Operators such as Sprint Spectrum L.P., Omnipoint Corporation, Primeco, Inc. and Sprint Corporation began offering PCS digital telephone services in the 1800 to 2000 MHz frequency band in selected cities during 1996. The "C" block auction was held in 1996.

    The European DCS-1800 standard began operation in 1994 and, according to Kagan World Media, had approximately 1.8 million subscribers at November 30, 1996. Japan has developed its own digital standard called Personal Digital Cellular ("PDC") which is similar to TDMA. PDC has a 1500 MHz band to augment its cellular band at 900 MHz.

    The following table lists the major global standards being used for cellular and PCS systems:

                                          SERVICE
                             ----------------------------------

                                 CELLULAR           PCS/DCS                          PREDOMINANT
STANDARD       MODULATION       800-900 MHZ      1800-2000 MHZ                         MARKETS
-----------  --------------  -----------------  ---------------  ---------------------------------------------------

AMPS         ANALOG                    Yes            No         North America, South America

ETACS        ANALOG                    Yes            No         Europe, China

GSM          DIGITAL                   Yes            Yes        Europe, Asia, North America,
                                                                   South America

TDMA         DIGITAL                   Yes            Yes        North America, South America

CDMA         DIGITAL                   Yes            Yes        North America, South America, Korea, Hong Kong,
                                                                   China

PDC          DIGITAL                   Yes           1500 MHz    Japan

    WIRELESS COMMUNICATIONS PRODUCTS. ANADIGICS' products are used in transmitters and receivers of cellular handsets where small size and low power consumption are key parameters. The Company offers products for both the traditional analog cellular market and all the emerging digital and PCS applications.

    POWER AMPLIFIERS. Until recently the power amplifiers in portable cellular handset transmitters were constructed exclusively with hybrid solutions such as silicon bipolar transistors and silicon metal oxide semiconductor field effect transistors ("MOSFET") or with discrete GaAs field effect transistors ("FETs"). Hybrid solutions are relatively inexpensive to manufacture but have low power efficiency, while more costly GaAs FET power amplifiers have better performance characteristics. ANADIGICS has developed low cost GaAs integrated circuit power amplifiers that are smaller than discrete component and hybrid module solutions and which the Company believes perform as well as GaAs FET discrete solutions.

    RECEIVERS. ANADIGICS has developed and initiated production of GaAs integrated circuit front ends for cellular handset receivers and for use in wireless local loop applications. The Company has also developed linear receiver front ends for use in cellular base stations.

    The following is a list of some of the Company's cellular telephony and PCS products currently in production:

                                                                                                PRODUCTION
PRODUCT LINE                                                               FREQUENCY              STATUS
-----------------------------------------------------------------------  --------------  -------------------------
POWER AMPLIFIERS
  AMPS.................................................................        800 MHz   Produced since 1994
  DAMPS................................................................        800 MHz   Produced since 1994
  ETACS................................................................        800 MHz   Produced since 1995
  GSM..................................................................        800 MHz   Produced since 1996
  CDMA.................................................................       1900 MHz   Produced since 1996

RECEIVERS/DRIVERS
  Wireless Local Loop Receiver.........................................        900 MHz   Produced since 1995
  AMPS Receiver........................................................        900 MHz   Produced since 1995
  Base Station Receiver................................................        900 MHz   Produced since 1996
  CDMA Driver..........................................................       1900 MHz   Produced since 1996

    In addition, the Company is in various stages of planning, development or production start-up for the following products for the cellular telephony and PCS market: DCS cellular power amplifiers, PDC cellular power amplifiers, PCS cellular power amplifiers and receivers, 800 MHz/1900 MHz dual mode power amplifiers and cellular base station receivers and power amplifiers.

    The Company's major customers for wireless communications products are Ericsson, Nokia, Nortel and Qualcomm PE.

    FIBER OPTIC MARKET. The capacity of the global telecommunications infrastructure is currently being upgraded with fiber optic communication systems in order to handle the demand for increasing amounts of information, driven in part by the rapid growth of the internet community. High data rate fiber optic receivers are therefore in increasing demand for telecommunications, data communications and cable television applications. In order to facilitate this upgrade process, the United States and Japan have adopted the SONET standard and Europe has adopted the similar SDH standard for telecommunications systems.

    A fiber optic transmission system uses low loss fiber optic cable to link central office switches with one another and to connect the central office to the serving area. Fiber optic transceivers are used as repeaters and at terminations to send and receive high data rate information. The transceiver consists of a laser transmitter and a fiber optic receiver. The front end of any fiber optic receiver contains a detector diode and a transimpedance amplifier ("TIA") which provides current to voltage conversion and low noise signal amplification. ANADIGICS began producing TIAs in 1989 and currently produces and sells GaAs integrated circuit TIAs that operate at SONET standards ranging from 52 Mbps to 2480 Mbps. The primary applications of ANADIGICS' TIAs are in long-haul systems at 2480 Mbps (OC-48) and for fiber in the local loop applications at 622 Mbps (OC-12) and at 155 Mbps (OC-3). In addition, demand for ANADIGICS' TIAs emerged in 1996 for other applications, including cable television distribution, asynchronous transfer mode (ATM) data communication, and data transmission and related products.

    The Company's major customers for fiber optic products include AMP Inc., Hewlett-Packard Co., Lucent and Nortel.

    FIBER OPTIC PRODUCTS. The following is a list of some of the Company's products for fiber optic networks currently in production:

                                                                                                PRODUCTION
PRODUCT LINE                                                               FREQUENCY              STATUS
-----------------------------------------------------------------------  --------------  -------------------------
OC-3 TIA...............................................................       155 Mbps   Produced since 1990
OC-12 TIAs.............................................................       622 Mbps   Produced since 1990
OC-48 TIAs.............................................................      2480 Mbps   Produced since 1990
250 Mbps Datacom.......................................................       250 Mbps   Produced since 1996
155 Mbps Datacom.......................................................       155 Mbps   Produced since 1996

    TELEVISION SYSTEMS

    ANADIGICS has developed GaAs integrated circuits for both cable television and DBS television receivers.

    CABLE TELEVISION/MULTIMEDIA MARKET. Cable television is evolving from an industry that has traditionally delivered multichannel one-way analog television programming over a coaxial cable system to a multimedia industry delivering up to 500 channels of interactive video and other services such as telephony, games, shopping and on-line information in both analog and digital form over a hybrid fiber optic and coaxial cable system. The large bandwidth available from cable television systems is now being used in some systems to provide high speed internet access via cable modems, thereby overcoming the congestion frequently experienced by users who access the internet by telephone lines. In a conventional analog cable television system, the programmer's signal is first scrambled and then transmitted to a C-Band satellite. A cable system "headend" facility receives television signals from satellites and other sources and retransmits them to subscribers through a distribution network composed of coaxial and fiber optic cable and distribution electronics which boost the signal level. The final component of the cable television system, the subscriber equipment, is comprised of a "dropwire" and, in some cases, a "drop amplifier" which extend from the distribution network to the subscriber's home and connect either directly to the subscriber's television set or to a set-top converter box. Addressable set-top converter boxes permit the efficient delivery of premium cable television services, including pay-per-view programming. In the multimedia environment, the hybrid fiber/coaxial cable ("HFC") distribution system delivers digitally compressed video to the home, has a return path to the headend and contains switching functions. In such an environment, the set-top converter box is essentially a special purpose computer, handling compressed video and interactive services.

    CABLE TELEVISION/MULTIMEDIA PRODUCTS. ANADIGICS' 50-550 MHz upconverter integrated circuit is capable of receiving an incoming block of up to 80 cable television channels and enabling selection of a particular desired channel. This integrated circuit replaces approximately 30 discrete components. In addition, products made with discrete components typically require manual tuning in the manufacturing process. Use of GaAs integrated circuits significantly reduces manual tuning requirements, thereby reducing manufacturing costs and enhancing reliability.

    In response to the requirement for broader bandwidth and the presence of analog and digital modulation, ANADIGICS has introduced a 50-860 MHz integrated circuit chip set comprised of an upconverter and downconverter for the tuner used in analog and digital 50-860 MHz set-top converters and in cable modems. The Company believes that this chip set meets the performance requirements of the set-top converter application at a lower cost than alternative discrete component solutions. The chip set has been designed into tuners by General Instrument and Komatsu Murata Manufacturing Company, Limited and in cable modems by Intel Corp., Bay Networks Inc. and 3COM Corp. and is being evaluated by other tuner manufacturers. Full scale production of the 860 MHz chip set commenced in the first quarter of 1995.

    The Company has also developed a GaAs integrated circuit line amplifier to be used as a repeater in 50-750 MHz HFC distribution networks. The Company commenced full scale production of this amplifier in 1996. These integrated circuits are replacing silicon bipolar hybrid circuits used in this application. The Company's principal customer for this amplifier is Scientific-Atlanta, Inc.

    General Instrument is the Company's principal customer for cable television set-top products. Since 1989, the Company has had a strategic relationship with General Instrument for the development of GaAs-based chip sets used in set-top converters.

    The following is a list of some of the Company's products for the cable television market currently in production:

PRODUCT LINE                                                               BANDWIDTH         PRODUCTION STATUS
-----------------------------------------------------------------------  --------------  -------------------------
SET-TOP CONVERTER PRODUCTS
  550 MHz Converter....................................................  50-550 MHz      Produced since 1991
  860 MHz Converter Chip Set...........................................  50-860 MHz      Produced since 1995

NETWORK PRODUCTS
  Drop Amplifier.......................................................  50-860 MHz      Produced since 1994
  Line Amplifier.......................................................  50-750 MHz      Produced since 1995

    DBS MARKET. DBS television is an alternative method to cable television for delivering multiple channel television programming to the home. In a DBS system, programming is uplinked to a series of collocated satellites, which then downlink the programming at Ku-Band (10.7-12.7 GHz) to the satellite dish antenna with an attached low noise block converter ("LNB") serving the customer's home. The Ku-Band LNB amplifies and converts the signal to a lower frequency and sends the signal via coaxial cable to a set-top converter, where the channel is selected by a broadcast satellite tuner ("BS Tuner") and displayed on television sets. The retail price of reception systems in the United States currently start at approximately $200. Subscriber service costs are evolving and vary by location, but are typically comparable to those for cable television.

    In Europe, the major satellite system, Astra, has six satellites collocated over Europe. Societe Europeenne des Satellites ("SES") and Hughes Aircraft Co. ("Hughes") have announced plans for an additional Astra launch to occur in 1997. The newest Astra satellites are delivering compressed digital video, greatly increasing channel capacity. According to "Cable and Satellite Europe", as of December 31, 1996 approximately 23 million homes were receiving DBS television in Europe. This market has developed in the seven years since DBS service was first inaugurated in Europe in 1989.

    In the United States, DirecTV, the first large-scale deployment of digitally compressed video (and audio) television programming, launched the first high powered DBS service in June 1994. DirecTV offers 150 channels with a large variety of additional sports and niche programs and approximately 50 pay-per-view channels. The reception equipment currently being marketed under RCA, Sony Corp. and other brands consists of an 18-inch satellite dish with a Ku-Band LNB and a state-of-the-art set-top converter which is specifically designed for digital video and CD-quality audio reception. In the United States, Primestar Partners, L.P. and Echostar Satellite Broadcasting Corp. have also introduced DBS television. According to DBS Digest, as of December 30, 1996 approximately 4.4 million home subscribers are estimated to have been signed up by DBS providers in the United States. In Latin America, Galaxy, a joint venture between Hughes Communications, Inc. and three Latin American media companies, began DBS service to selected areas of Mexico and Central and South America in the fall of 1996. In addition, NetSat, a joint venture among Globo, News Corporation and TINTA, launched DBS service in Brazil in the fall of 1996.

    DBS PRODUCTS. ANADIGICS designs and manufactures GaAs integrated circuits for both the LNB and the BS Tuner. GaAs devices are suitable for the LNB function because of their low noise and broad bandwidth characteristics. This functionality would typically require 30 to 50 components if implemented using a discrete component alternative. ANADIGICS' BS Tuner integrated circuit is used in the set-top converter, which enables selection of a specific frequency (i.e., a particular channel) within the block of frequencies downconverted by the outdoor LNB.

    ANADIGICS' customers for DBS products include Continental Microwave Technology, Inc., Grundig Microwave Technology Ltd., Pace Micro Technology plc, Philips Electronics N.V. and Smile Communications, Inc.

    The following is a list of some of the Company's products for the DBS television market currently in production:

                                                                                                PRODUCTION
PRODUCT LINE                                           REGION            FREQUENCY                STATUS
-----------------------------------------------  ------------------  ------------------  -------------------------
KU-BAND LNB
  ASTRA Band...................................  Europe              10.7-11.8 GHz       Produced since 1989
  Universal/ASTRA..............................  Europe, Asia,       10.7-12.75 GHz      Produced since 1995
                                                 Middle East,
                                                 South America,
  DirecTV                                        USA                 12.2-12.7 GHz       Produced since 1995

B.S. TUNER
  Universal/ASTRA..............................  Europe, Asia,       950-2050 MHz        Produced since 1992
                                                 Middle East,
                                                 South America

MARKETING, DISTRIBUTION AND CUSTOMER SUPPORT

    The Company sells its products directly to customers worldwide. The Company also selectively utilizes independent manufacturers' representatives and distributors to complement its direct sales and customer support efforts.

    ANADIGICS believes that the technical nature of its products and markets demands an extraordinary commitment to close relationships with its customers. The sales and marketing staff, assisted by the technical staff and senior management, visit prospective and existing customers worldwide on a regular basis, and between visits both field and factory sales personnel stay in close contact with customers. The Company believes that these contacts are vital to the development of a close long-term working relationship with its customers, and in obtaining regular forecasts, market updates, and information regarding technical and market trends.

    The ANADIGICS design and applications engineering staff is actively involved with a customer during all phases of design and production by publishing and providing the customer with engineering data, up-to-date product application notes, following up with the customer's engineers on a regular basis, and assisting in resolving technical problems by working with the customer's engineers both on and off site. In most cases the design and applications engineers obtain prototypes from the customer in order to debug and identify potential improvements to the design in parallel with the customer's effort. This strategy helps customers speed up the their design process, achieve cost-effective and manufacturable design, and ensure a smooth transition into high volume production.

    ANADIGICS' policy is to provide its customers with applications engineering support at its customers' factories throughout the world, generally within 48 hours of a customer request. The Company's sales are typically made pursuant to customer purchase orders, and such orders may be canceled without significant penalty.

MANUFACTURING, ASSEMBLY AND TESTING

    The Company fabricates integrated circuits on four-inch diameter wafers at its plant in Warren, New Jersey in an 8,000 square foot, Class 100 cleanroom. Present production capacity is approximately 26,000 four-inch diameter wafers per year, and the Company delivered more than 21 million GaAs integrated circuits during the year ended December 31, 1996.

    The Company currently manufactures all of its integrated circuits at its four-inch wafer fabrication facility located at 35 Technology Drive in Warren, New Jersey. In October 1996, the Company began conversion from three-inch to four-inch diameter wafer manufacturing at the facility. The technological and manufacturing changes associated with these changes may, at least for an initial period, affect manufacturing yields adversely and could adversely affect operating results. The Company believes that this facility should be able to satisfy its production needs through the end of 1997, assuming that the Company successfully completes planned incremental increases in production and electrical test capacity at the facility through such date. In addition to the purchase of equipment, the Company will be required to successfully hire, train and manage additional production personnel in order to successfully increase production capacity at this facility. See "Risk Factors--Possible Production Capacity Constraints; Possible Delay in Construction of New Production Facility".

    The Company plans to complete an approximately 131,000 square foot facility at 141 Mt. Bethel Road in Warren, New Jersey to create manufacturing areas, including a 12,000 square foot Class 100 four-inch wafer fabrication clean room, electrical test areas and office space, to supplement its existing facility. The Company expects to be able to begin occupying the facility late in the second quarter or early in the third quarter of 1997. Following the completion of the physical plant, the Company must install equipment and perform necessary testing prior to commencing commercial production at the facility, a process which the Company anticipates will take at least three months. Accordingly, the Company believes the new facility will not begin commercial production prior to the fourth quarter of 1997. The Company expects that the new facility as it is initially being equipped, assuming it becomes fully operational as currently planned, will enable the Company to approximately double its current production levels. The new facility will have additional space in which the Company expects to add more manufacturing capacity in the future. The Company believes that it could increase its production capacity further if necessary by upgrading its facilities for the production of six-inch diameter wafers.

    ANADIGICS' wafer processing technology has been developed for reliable high volume manufacturing. The Company has developed a GaAs depletion metal semiconductor field effect transistor ("D-MESFET") process that it uses to produce all of its products. By using ion implant variations, the Company can optimize performance and yield, allowing it to produce, for example, high linearity, low-noise, receiver integrated circuits or transmitter integrated circuits with high power and efficiency.

    Completed wafers are shipped to contractors in Asia for assembly in packages. Once assembled by the contractor, packaged integrated circuits are shipped to the Company's Warren, New Jersey facility for final testing. The Company believes that its automated test systems give it a significant competitive advantage and are important to its ability to manufacture high quality integrated circuits at low cost. ANADIGICS has a staff of test engineers that designs and builds custom test systems and modifies commercially available test systems to facilitate rapid testing of its GaAs integrated circuits at high frequencies. See "Risk Factors--Possible Production Capacity Constraints; Possible Delay in Construction of New Production Facility" and "--Dependence on Semiconductor Assembly Contractors".

    The Company's design and manufacturing processes were certified as ISO 9001 compliant in December 1993. Since that date, the Company has maintained compliance with this standard.

RESEARCH AND DEVELOPMENT

    The Company's research and development has been focused on developing low cost, high volume production of GaAs integrated circuit products for the telecommunication and television industries. Of the Company's total research and development expenditures incurred during 1996, approximately 75% and 25% were for the purpose of developing telecommunication products and television products, respectively. The Company has approximately 55 engineers assigned primarily to research and development. In 1994, 1995 and 1996, the Company expended $9.2 million, $11.7 million and $12.0 million, respectively, for Company-sponsored research and development and $0.4 million, $1.8 million and $3.2 million, respectively, for customer sponsored research and development.

    The ability to simulate and model circuits is a critical technology for analog integrated circuit design, especially at high frequencies. The Company has developed a set of simulation tools and device models which are custom-fit to the Company's process and, in many areas the Company believes, exceed the capability of commercially available computer aided design products. These tools and models allow the Company to efficiently design products for RF/microwave front-ends.

RAW MATERIALS

    Blank wafers and other raw materials and equipment used in the production of the Company's GaAs integrated circuits are available from several suppliers. The Company currently has two qualified blank wafer suppliers, both located in Japan. Although the Company has not experienced any significant delay in obtaining wafers or components, no assurances can be given that shortage will not arise in the future. See "Risk Factors--Limited Sources for Certain Components, Materials and Equipment".

COMPETITION

    While competition in all of the markets for the Company's current products is intense, the basis on which the Company competes varies by product. Competitors in the wireless market are entrenched suppliers of discrete receiver front-end devices such as Fujitsu Microelectronics Inc., Mitsubishi Electric Corp., Motorola, Inc., Philips Electronics N.V. and Siemens AG; discrete hybrid power amplifiers suppliers such as Fujitsu Microelectronics Inc., Hitachi, Ltd., Matsushita Electric Industrial Co. Ltd., Mitsubishi Electric Corp. and Philips Electronics N.V.; and GaAs integrated circuit manufacturers for receiver front-end or power amplifiers such as Raytheon Co., Rockwell International Inc. and TriQuint Semiconductor, Inc. The Company competes in the wireless market generally on the basis of product performance, size and price.

    In the fiber optic markets, ANADIGICS competes with other GaAs and silicon integrated circuit manufacturers, generally on the basis of product performance, reliability and price. Principal competitors in this market are Analog Devices, Inc., Philips Electronics N.V., TriQuint Semiconductor, Inc. and Vitesse Semiconductor Corp. as well as many end-user product manufacturers who design and fabricate their own systems. In the cable television and DBS markets, ANADIGICS' integrated circuits compete primarily with manufacturers of discrete components. In these markets, the Company competes on the basis of price and product performance, specifically as they relate to the ability of its GaAs integrated circuits to replace a large number of discrete components. In many cases, discrete components are designed into the end products, and many potential customers may therefore be reluctant to adopt the Company's products. Manufacturers of discrete components include Fujitsu Microelectronics Inc., Mitsubishi Electric Corp., NEC Corp., Philips Electronics N.V. and Siemens AG. Competition from other GaAs integrated circuit manufacturers which include Raytheon Co. and Fujitsu Microelectronics Inc., has begun to emerge in the DBS market.

    Most of the Company's competitors have significantly greater financial, technical, manufacturing and marketing resources than the Company. Increased competition could adversely affect the Company's revenue and profitability by causing it to reduce prices or by reducing demand for the Company's products.

EMPLOYEES

    At December 31, 1996, the Company had approximately 430 employees, none of whom was a member of a labor union. The Company believes its labor relations to be good and has never experienced a work stoppage.

PATENTS, LICENSES AND PROPRIETARY RIGHTS

    It is the Company's practice to seek U.S. and foreign patent and copyright protection on its products and developments where appropriate and to protect its valuable technology under U.S. and foreign laws affording protection for trade secrets and for semiconductor chip designs. The Company owns nine U.S. patents and has 11 pending U.S. patent applications and two pending international patent applications filed under the Patent Cooperation Treaty. The U.S. patents were issued between 1988 to 1996 and will expire between 2006 to 2014.

    The Company relies primarily upon trade secrets, technical know-how and other unpatented proprietary information relating to its product development and manufacturing activities. To protect its trade secrets, technical know-how and other proprietary information, the Company's employees are required to enter into agreements providing for maintenance of confidentiality and the assignment of rights to inventions made by them while in the employ of the Company. The Company also has entered into non-disclosure agreements to protect its confidential information delivered to third parties in conjunction with possible corporate collaborations and for other purposes. However, there can be no assurance that these type of agreements will effectively prevent unauthorized disclosure of the Company's confidential information, that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets and proprietary know-how will not otherwise become known or independently discovered by others.

ENVIRONMENTAL MATTERS

    The Company's operations are subject to a variety of extensive and changing federal, state and local environmental laws, regulations and ordinances that govern activities or operations that may have adverse effects on human health or the environment. Such laws, regulations or ordinances may impose liability for the cost of remediating, and for certain damages resulting from, sites of past releases of hazardous materials. The Company believes that it currently conducts, and in the past has conducted, its activities and operations in substantial compliance with applicable environmental laws, and believes that costs arising from existing environmental laws will not have a material adverse effect on the Company's financial position or results of operations. There can be no assurance, however, that the environmental laws will not become more stringent in the future or that the Company will not incur significant costs in the future in order to comply with such laws.

PROPERTIES

    The Company's executive office and research, development and fabrication facility are located in Warren, New Jersey. The Company currently occupies approximately 72,000 square feet in the building under a lease expiring on May 1, 2005, the terms of which may be extended for an additional ten year period and two additional five year periods, and approximately 20,000 square feet of additional space in the same industrial park under a short-term rental arrangement. A long-term lease for an additional approximately 131,000 square feet currently being refurbished was entered into in 1996 and expires in 2016. The terms of the lease may be extended for an additional ten years. See "Risk Factors--Possible Production Capacity Constraints; Possible Delay in Construction of New Production Facility".

LEGAL PROCEEDINGS

    The Company is not involved in any litigation which is expected to have a material effect on its financial position.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    The directors, executive officers and key employees of the Company are as follows:

NAME                               AGE                            POSITION
-----------------------------      ---      -----------------------------------------------------

Ronald Rosenzweig                      59   President, Chief Executive Officer and Director

George Gilbert                         61   Executive Vice President, Chief Operating Officer and
                                            Director

Charles Huang                          49   Executive Vice President Marketing Research and
                                            Business Development and Director

John F. Lyons                          50   Senior Vice President and Chief Financial Officer

Robert Bayruns                         39   Vice President Research and Technology

Sheo Khetan                            47   Vice President Manufacturing

Javed S. Patel                         41   Vice President Sales and Marketing

Phillip Wallace                        40   Vice President Product Development

Paul S. Bachow                         45   Director

Charles A. Burton                      51   Director

David M. Fellows                       44   Director

Bruns Grayson                          49   Director

Harry T. Rein                          52   Director

Lewis Solomon                          63   Director

    Mr. Rosenzweig, a co-founder of ANADIGICS in 1985, has served as President, Chief Executive Officer and a director of the Company since its inception. He was co-founder of Microwave Semiconductor Corporation ("MSC"), a manufacturer of microwave silicon and GaAs transistors and amplifiers. He served as President and CEO of MSC from 1968 to 1983. Mr. Rosenzweig received his B.Ch.E degree from City College of New York.

    Mr. Gilbert, a co-founder of ANADIGICS in 1985, has served as Executive Vice President, Chief Operating Officer and a director of the Company since its inception. He was co-founder of MSC with Mr. Rosenzweig and served as Executive Vice President of Semiconductor Operations of MSC from 1968 to 1983. Mr. Gilbert has a B.S. in Physics from Georgia Tech.

    Dr. Huang, a co-founder of ANADIGICS in 1985, has served as Executive Vice President and a director of the Company since its inception. He was director of GaAs research and development and wafer fabrication services at Avantek, Inc. from 1980 to 1984. Dr. Huang received his Ph.D.E.E. at the University of California, Berkeley.

    Mr. Lyons joined ANADIGICS in 1987 as Director of Finance, was elected a Vice President in 1989 and currently serves as Senior Vice President and Chief Financial Officer. Prior to joining the Company, he served as Manager-Finance Section for General Electric Co.'s ("GE") Power Electronic Semiconductor Department from 1984 to 1987. Mr. Lyons is a graduate of GE's Financial Management Program and has a B.A. in Economics from Hamline University.

    Mr. Bayruns joined ANADIGICS in 1985 and currently serves as Vice President Research and Technology. Prior to joining ANADIGICS, Mr. Bayruns was employed by AT&T Bell Laboratories. Mr. Bayruns received his M.S.E.E. from Rutgers University.

    Mr. Khetan joined ANADIGICS in 1985 and currently serves as Vice President of Manufacturing. Prior to joining ANADIGICS, Mr. Khetan was at Sprague Solid State Scientific and, prior to that, at General Instrument. Mr. Khetan received his Bachelor of Science Degree in Engineering from the Indian Institute of Technology, a Masters of Science from State University of New York and a Masters Degree in Business Administration from Temple University.

    Mr. Patel joined ANADIGICS in 1986 and currently serves as Vice President of Sales and Marketing. Prior to joining ANADIGICS, Mr. Patel was employed by Alpha Industries, Inc. From 1979 to 1984, Mr. Patel was a member of the Technical Staff of RCA-Astroelectronics. Mr. Patel received his Bachelor of Science Degree and Masters of Science Degree in Engineering from the University of Kansas and a Masters Degree in Business Administration from Drexel University.

    Mr. Wallace joined ANADIGICS in 1985 and currently serves as Vice President Product Development. Prior to joining ANADIGICS, Mr. Wallace was at the Westinghouse R&D Center in Pittsburgh, Pennsylvania, and, prior to that, he was with MSC. Mr. Wallace received his B.S.E.E. and M.Eng. (Electrical) from Cornell University.

    Mr. Bachow has served as a director of the Company since January 1993. He has been President of Bachow & Associates, Inc. since its formation in December 1989, and its predecessors, Bachow and Elkin Co., Inc. and Paul S. Bachow Company from December 1985 to December 1989. Mr. Bachow also acts as President of the general partner of each of Paul S. Bachow Co-Investment Fund, L.P., Bachow Investment Partners III, L.P. and Bachtel Cellular Liquidity, L.P. He has a B.A. from American University, a J.D. from Rutgers University and a Masters Degree in tax law from New York University, and is a C.P.A. Mr. Bachow serves as director of Deb Shops, Inc., a publicly traded company, and several private companies.

    Mr. Burton has served as a director of the Company since 1990. He is Managing Director of Philadelphia Ventures, Inc., which he joined in 1984. Prior to 1984 he was a Vice President of CIGNA Corporation. Mr. Burton graduated from Gettysburg College and received an MBA from the Wharton Graduate School at the University of Pennsylvania. He is also a director of Membrex, Inc., Microsource, Inc., Visual Edge Technology, Inc. and several private companies.

    Mr. Fellows has served as a director of the Company since September 1994. Mr. Fellows has served as Senior Vice President of Engineering and Technology at Continental Cablevision, Inc., a division of US West Media Group, since 1992. From 1987 until 1992, Mr. Fellows was employed by Scientific Atlanta's Transmission Systems Business Division, where he served as President. Mr. Fellows received his Bachelor Degree in Engineering and Applied Physics from Harvard College and a Masters Degree in Electrical Engineering from Northeastern University.

    Mr. Grayson has served as a director of the Company since 1985. He is managing General Partner of Calvert Capital Management Co., which manages ABS Ventures. Before joining Calvert Capital Management Co., Mr. Grayson was an associate of Adler & Co. and McKinsey & Co. in New York. He is a director of Cascade Communications Corp. and several private companies. He has a B.A. from Harvard, an M.A. from Oxford University and a J.D. from the University of Virginia.

    Mr. Rein has served as a director of the Company since 1985. He was a principal founder of Canaan Partners in 1987 and has served as Managing General Partner since its inception. From 1979 to 1987, Mr. Rein held various positions at GE, directing several of GE's lighting businesses as general manager before becoming President and CEO of GE Venture Capital Corporation. He is a director of Perceptron, Inc. and several private companies.

    Mr. Solomon has served as a director of the Company since September 1994 and, previously, from 1985 to 1989. Mr. Solomon has been Chairman of G&L Investments since 1990 in addition to serving as a director on the boards of Microelectronics Packaging Inc., ICTV Inc., Anacomp Inc., Computer Products Inc. and Terayon Corporation. Prior to joining G&L Investments, Mr. Solomon was an Executive Vice President with Alan Patricof Associates from 1983 to 1986 and a Senior Vice President of General Instrument from 1967 to 1983. Mr. Solomon received a Bachelor Degree in Physics from St. Joseph's College and a Masters Degree in Industrial Engineering from Temple University.

                              SELLING STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock at December 31, 1996 by each of the Selling Stockholders. Except as indicated in the footnotes to the table, the persons named therein have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                                          SHARES BENEFICIALLY                          SHARES BENEFICIALLY
                                                             OWNED PRIOR TO                            OWNED FOLLOWING THE
                                                              OFFERING(1)             NUMBER OF            OFFERING(1)
                                                     ------------------------------   SHARES TO   ------------------------------
NAME                                                  NUMBER        PERCENTAGE         BE SOLD      NUMBER        PERCENTAGE
---------------------------------------------------  ---------  -------------------  -----------  -----------  -----------------
Century IV Partners L.P.(2)........................     31,582               *           31,582       --              --
Commonwealth Venture Partners I, L.P.(2)...........     66,056               *           21,389       44,667               *
J.P. Morgan Capital Corporation....................    104,346               *          104,346       --              --
Metropolitan Life Insurance Co.....................      8,695               *            8,695       --              --
Pennsylvania Venture Partners(2)...................        501               *              501       --              --

--------------

*   Less than 1%.

(1) Applicable percentage of ownership prior to consummation of this Offering is based on 12,564,678 shares of Common Stock outstanding as of December 31, 1996. Applicable percentage of ownership after consummation of this Offering also includes 1,875,000 shares of Common Stock offered hereby. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days after December 31, 1996 are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person.

(2) This entity is affiliated with Philadelphia Ventures, Inc. Charles A. Burton, a director of the Company, is Managing Director of Philadelphia Ventures, Inc. as well as a General Partner of this entity, and, therefore, may be deemed to beneficially own such shares of Common Stock. However, Mr. Burton disclaims beneficial ownership of all such shares except those to which he has a pecuniary interest, if any.

                            VALIDITY OF COMMON STOCK

    The validity of the Common Stock offered hereby will be passed upon for the Company by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

    The Financial Statements (including the schedule in the Registration Statement) of ANADIGICS, Inc. at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit.

    The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information filed by the Company as well as the Registration Statement, including exhibits, of which this Prospectus is a part may be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street -- Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials which have been filed electronically by the Company may be obtained at the Commission's Website at (http://www.sec.gov). The Common Stock is quoted on the Nasdaq National Market, Material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents heretofore filed by the Company with the Commission (File No. 0-25662) pursuant to the Exchange Act are incorporated and made a part of this Prospectus by reference, except as superseded or modified herein:

        1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995 and Amendment No. 1 thereto on Form 10-K/A;

        2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 and Amendment No. 1 thereto on Form 10-Q/A and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996;

        3.  The Company's Current Report on Form 8-K dated January 31, 1997; and

        4. The Company's description of the Common Stock in its Registration Statement on Form 8-A, as amended.

    All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Offering made hereby shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described herein (not including exhibits to those documents unless such exhibits are incorporated by reference into the information incorporated into this Prospectus). Requests for such copies should be directed to ANADIGICS, Inc., 35 Technology Drive, Warren, New Jersey 07059, Attention: Investor Relations, (908) 668-5000.

                                ANADIGICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

                                    CONTENTS

Report of Independent Auditors........................................................        F-2

Balance Sheets as of December 31, 1995 and 1996.......................................        F-3

Statements of Income for the years ended December 31, 1994, 1995 and 1996.............        F-4

Statements of Stockholders' Equity for the years ended December 31, 1994, 1995 and
  1996................................................................................        F-5

Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996.........        F-6

Notes to Financial Statements.........................................................        F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
ANADIGICS, Inc.

We have audited the accompanying balance sheets of ANADIGICS, Inc. as of December 31, 1995 and 1996, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ANADIGICS, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Princeton, New Jersey
January 30, 1997

                                ANADIGICS, INC.

                                 BALANCE SHEETS

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1995       1996
                                                                         ---------  ---------

                                           ASSETS
Current assets:
  Cash and cash equivalents............................................  $   6,394  $  23,112
  Marketable securities................................................     22,788      9,008
  Accounts receivable, net of allowance for doubtful accounts of $482
    and $340 in 1995 and 1996, respectively............................      7,379     10,696
  Inventory............................................................      8,735      8,901
  Prepaid expenses and other current assets............................        981      1,221
  Deferred taxes.......................................................        184        699
                                                                         ---------  ---------
Total current assets...................................................     46,461     53,637
Plant and equipment:
  Equipment and furniture..............................................     31,951     46,853
  Leasehold improvements...............................................      2,586      3,710
                                                                         ---------  ---------
                                                                            34,537     50,563
  Less accumulated depreciation and amortization.......................     16,060     21,830
                                                                         ---------  ---------
                                                                            18,477     28,733
Deferred taxes.........................................................      1,032      4,131
Deposits...............................................................        280        495
                                                                         ---------  ---------
                                                                         $  66,250  $  86,996
                                                                         ---------  ---------
                                                                         ---------  ---------

                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................  $   2,671  $   7,173
  Accrued liabilities..................................................      4,027      3,671
  Income taxes payable.................................................      2,092      3,676
  Current maturities of capital lease obligations......................      1,718      1,292
                                                                         ---------  ---------
Total current liabilities..............................................     10,508     15,812
Capital lease obligations, less current portion........................      1,919        627
Commitments............................................................
Stockholders' equity:
  Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued or outstanding..............................................
  Common stock, $0.01 par value, 34,000,000 shares authorized,
    11,603,936 and 12,564,678 issued and outstanding at December 31,
    1995 and 1996, respectively........................................        116        126
  Common stock, convertible, non-voting, $0.01 par value, 1,000,000 shares authorized, 521,672 and no shares issued and outstanding at
    December 31, 1995 and 1996, respectively...........................          5
  Common stock subscribed..............................................         (3)
  Additional paid-in capital...........................................     94,065     98,800
  Accumulated deficit..................................................    (40,360)   (28,369)
                                                                         ---------  ---------
Total stockholders' equity.............................................     53,823     70,557
                                                                         ---------  ---------
                                                                         $  66,250  $  86,996
                                                                         ---------  ---------
                                                                         ---------  ---------

                            See accompanying notes.

                                ANADIGICS, INC.

                              STATEMENTS OF INCOME

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               YEAR ENDED DECEMBER 31,
                                                          ---------------------------------
                                                            1994        1995        1996
                                                          ---------  ----------  ----------
Net sales...............................................  $  34,832  $   51,460  $   68,864
Cost of sales...........................................     18,454      24,995      38,887
                                                          ---------  ----------  ----------
Gross profit............................................     16,378      26,465      29,977
Research and development expenses.......................      9,195      11,733      12,036
Selling and administrative expenses.....................      4,530       6,640       8,206
                                                          ---------  ----------  ----------
                                                             13,725      18,373      20,242
                                                          ---------  ----------  ----------
Operating income........................................      2,653       8,092       9,735
Interest expense........................................        831         573         371
Interest income.........................................        343       1,301       1,739
                                                          ---------  ----------  ----------
Income before income taxes..............................      2,165       8,820      11,103
Provision (benefit) for income taxes....................        300       1,527        (888)
                                                          ---------  ----------  ----------
Net income..............................................  $   1,865  $    7,293  $   11,991
                                                          ---------  ----------  ----------
                                                          ---------  ----------  ----------
Net income per share of common stock....................  $     .23  $      .64  $      .93
                                                          ---------  ----------  ----------
                                                          ---------  ----------  ----------
Weighted average common and common equivalent shares
  outstanding...........................................  8,260,430  11,374,745  12,907,851
                                                          ---------  ----------  ----------
                                                          ---------  ----------  ----------

                            See accompanying notes.

                                ANADIGICS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                                                COMMON
                                                                                STOCK,
                                               JUNIOR                         CONVERTIBLE         COMMON       ADDITIONAL
                               PREFERRED      PREFERRED        COMMON            NON-              STOCK         PAID-IN
                                 STOCK          STOCK           STOCK           VOTING          SUBSCRIBED       CAPITAL
                              -----------  ---------------  -------------  -----------------  ---------------  -----------
Balance, December 31,
  1993......................   $     880      $       3       $      12                          $     (38)     $  59,055
  Exercise of warrant.......           4                                                                               96
  Issuance of Preferred
  Stock, Series P and Q.....         227                                                                            7,926
  Repayment of employee
    receivables.............                                                                             6              2
  Net income................
                              -----------           ---           -----                              -----     -----------
Balance, December 31,
  1994......................       1,111              3              12                                (32)        67,079
  Mandatory conversion of
    Preferred Stock to
    Common Stock............      (1,111)            (3)             63        $       5                            1,046
  Issuance of Common Stock
    in initial public
    offering, net of
    expenses................                                         35                                            25,073
  Stock options exercised...                                          5                                               171
  Repayment of employee
    receivables.............                                                                            29            (10)
  Shares issued under
    employee stock purchase
    plan....................                                          1                                               706
  Net income................
                              -----------           ---           -----              ---             -----     -----------
Balance, December 31,
  1995......................                                        116                5                (3)        94,065
  Exercise of warrants......                                          3                                             3,607
  Conversion of non-voting
    Common Stock to Common
    Stock...................                                          5               (5)
  Stock options exercised...                                          1                                               348
  Repayment of employee
    receivables.............                                                                             3
  Shares issued under
    employee stock purchase
    plan....................                                          1                                               780
  Net income................
                              -----------           ---           -----              ---             -----     -----------
Balance, December 31,
  1996......................      --             --           $     126           --                --          $  98,800
                              -----------           ---           -----              ---             -----     -----------
                              -----------           ---           -----              ---             -----     -----------


                                                   TOTAL
                               ACCUMULATED     STOCKHOLDERS'
                                 DEFICIT          EQUITY
                              --------------  ---------------
Balance, December 31,
  1993......................    $  (49,518)      $  10,394
  Exercise of warrant.......                           100
  Issuance of Preferred
  Stock, Series P and Q.....                         8,153
  Repayment of employee
    receivables.............                             8
  Net income................         1,865           1,865
                              --------------  ---------------
Balance, December 31,
  1994......................       (47,653)         20,520
  Mandatory conversion of
    Preferred Stock to
    Common Stock............
  Issuance of Common Stock
    in initial public
    offering, net of
    expenses................                        25,108
  Stock options exercised...                           176
  Repayment of employee
    receivables.............                            19
  Shares issued under
    employee stock purchase
    plan....................                           707
  Net income................         7,293           7,293
                              --------------  ---------------
Balance, December 31,
  1995......................       (40,360)         53,823
  Exercise of warrants......                         3,610
  Conversion of non-voting
    Common Stock to Common
    Stock...................
  Stock options exercised...                           349
  Repayment of employee
    receivables.............                             3
  Shares issued under
    employee stock purchase
    plan....................                           781
  Net income................        11,991          11,991
                              --------------  ---------------
Balance, December 31,
  1996......................    $  (28,369)      $  70,557
                              --------------  ---------------
                              --------------  ---------------

                            See accompanying notes.

                                ANADIGICS, INC.

                            STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                  1994       1995       1996
                                                                ---------  ---------  ---------
CASH FLOW FROM OPERATING ACTIVITIES
Net income....................................................  $   1,865  $   7,293  $  11,991
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation................................................      1,239      2,317      3,865
  Amortization................................................      1,827      2,227      2,323
  Changes in operating assets and liabilities:
    Accounts receivable.......................................     (1,719)    (1,515)    (3,317)
    Inventory.................................................     (2,702)      (752)      (166)
    Prepaid expenses and other current assets.................        172       (485)      (240)
    Deposits..................................................        (53)       180       (215)
    Deferred taxes............................................                (1,216)    (3,614)
    Accounts payable..........................................        415      1,083      4,502
    Income taxes payable......................................         93      1,993      1,584
    Accrued liabilities.......................................         50      1,985       (356)
                                                                ---------  ---------  ---------
Net cash provided by operating activities.....................      1,187     13,110     16,357

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment...............................     (5,097)    (9,488)   (16,444)
Purchase of marketable securities.............................               (39,116)   (15,453)
Proceeds from sales of marketable securities..................                16,337     29,233
                                                                ---------  ---------  ---------
Net cash used in investing activities.........................     (5,097)   (32,267)    (2,664)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of obligations under capital leases...................     (1,845)    (1,931)    (1,718)
Proceeds from notes payable...................................      1,396
Repayment of notes payable and debt...........................     (2,394)    (3,083)
Repayment of contingent warrant...............................       (300)
Exercise of warrants..........................................        100                 3,610
Issuance of common stock......................................                25,982      1,130
Issuance of preferred stock...................................      8,153
Proceeds of common stock subscribed...........................          8         19          3
                                                                ---------  ---------  ---------
Net cash provided by financing activities.....................      5,188     20,987      3,025
                                                                ---------  ---------  ---------

Net increase in cash and cash equivalents.....................      1,208      1,830     16,718
Cash and cash equivalents at beginning of period..............      3,356      4,564      6,394
                                                                ---------  ---------  ---------
Cash and cash equivalents at end of period....................  $   4,564  $   6,394  $  23,112
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

Non-cash investing and financing activities:
Acquisition of plant and equipment under financing leases.....  $   1,494  $     957
Conversion of operating leases to capital leases..............                 1,056
                                                                ---------  ---------
                                                                $   1,494  $   2,013
                                                                ---------  ---------
                                                                ---------  ---------
Interest paid.................................................  $     825  $     579  $     343
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------
Taxes paid....................................................  $     207  $     750  $   1,142
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

                            See accompanying notes.

                                ANADIGICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF OPERATIONS AND BASIS OF PRESENTATION

    ANADIGICS, Inc. (the "Company") is a leading supplier of radio frequency ("RF") and microwave frequency gallium arsenide ("GaAs") integrated circuits. The Company's products are used to receive and transmit signals in a variety of high volume communications applications in cellular telephone systems and personal communication systems ("PCS"), in fiber optic communications systems and in cable ("CATV") and direct broadcast satellite ("DBS") television systems. The Company designs, develops and manufactures integrated circuits in GaAs semiconductor material that allows the integration of numerous RF/microwave functions which cannot be easily integrated in silicon-based circuits. The Company's high frequency integrated circuits can typically replace 30 to 100 discrete components, permitting manufacturers of end products to reduce the size and weight of their products, improve reliability, reduce manufacturing time and cost and enhance system performance.

    The financial statements and Notes thereto reflect a three-for-two stock split by declaration on January 30, 1997 of a stock dividend of one share of common stock for each two shares of common stock outstanding. See Note 11.

    CONCENTRATION OF CREDIT RISK

    The Company grants trade credit to its customers which are primarily foreign manufacturers of DBS television receivers, cable television receivers, and fiber optic and wireless communication devices. The Company performs continuing credit evaluations of its customers and generally does not require collateral. The Company has not experienced significant losses related to receivables from individual customers.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUE RECOGNITION

    Production revenue is recorded when products are shipped to customers. Revenues under customer-funded research and development contracts, which are recorded relative to the deliverables and other contractual obligations were $419 in 1994, $1,863 in 1995, and $3,193 in 1996, and are included in net sales on the statements of income.

    Approximately 44% of the Company's net sales in 1994 were to three customers, accounting for 21%, 13% and 10% of net sales. Approximately 48% of the Company's net sales in 1995 were to two customers, accounting for 30% and 18% of net sales; accounts receivable from these customers accounted for 36% of total accounts receivable at December 31, 1995. Approximately 44% of the Company's net sales in 1996 were to three customers, accounting for 16%, 16%, and 12% of net sales;

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) accounts receivable from these customers accounted for 55% of total accounts receivable at December 31, 1996.

    PLANT AND EQUIPMENT

    Plant and equipment are stated at cost. Depreciation of plant and equipment has been provided on the straight-line method over 3-5 years.

    The cost of equipment acquired under capital leases was $13,718 and $13,339 at December 31, 1995 and 1996, respectively, and accumulated amortization was $9,243 and $10,996 at December 31, 1995 and 1996, respectively. Equipment acquired under capital leases, which contain a bargain purchase option, are amortized over the useful life of the leased equipment. All other equipment acquired under capital leases are amortized over the life of the lease.

    INCOME TAXES

    Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, principally relating to net operating loss carryforwards.

    RESEARCH AND DEVELOPMENT COSTS

    The Company charges all research and development costs associated with the development of new products to expense when incurred. Engineering and design costs related to customer-funded research and development contracts are classified as cost of sales.

    CASH EQUIVALENTS

    The Company considers as cash equivalents all highly-liquid marketable securities with an original maturity of three months or less.

    MARKETABLE SECURITIES

    Marketable securities consist of fixed income investments (U.S. Government obligations and short-term commercial paper) with maturities of two months to 16 months as of December 31, 1996 which can be readily purchased or sold using established markets. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Such securities are classified as available for sale and, accordingly, are carried at fair value which approximates cost at December 31, 1995 and 1996. The amortized cost of debt securities is adjusted for amortization of premium and accretion of discounts to maturity. Such amortization, realized gains and losses, interest and dividends are included in interest income.

    STOCK BASED COMPENSATION

    As permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FASB 123), the Company has elected to follow Accounting Principal Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) option plans. Under APB 25, no compensation expense is recognized at the time of option grant because the exercise price of the Company's employee stock option equals the fair market value of the underlying common stock on the date of grant.

    NET INCOME PER SHARE

    The net income per share of common stock includes common stock equivalents computed by application of the treasury stock method and is based upon the weighted average number of common and common equivalent shares outstanding during each year.

    IMPAIRMENT OF LONG-LIVED ASSETS

    The Company records impairment losses on long-lived assets used in operations or expected to be disposed when events and circumstances indicate that the assets are less than the carrying amounts of those assets.

2. INVENTORIES

    Inventories are stated at the lower of cost (first in-first out method) or market. Inventories consist of the following:

                                                                 DECEMBER 31,
                                                             --------------------
                                                               1995       1996
                                                             ---------  ---------
Raw materials..............................................  $     882  $   1,278
Work in process............................................      6,137      6,291
Finished goods.............................................      1,716      1,332
                                                             ---------  ---------
                                                             $   8,735  $   8,901
                                                             ---------  ---------
                                                             ---------  ---------

3. ACCRUED LIABILITIES

    Accrued liabilities consist of the following:

                                                                 DECEMBER 31,
                                                             --------------------
                                                               1995       1996
                                                             ---------  ---------
Accrued compensation.......................................  $   2,659  $   2,516
Warranty reserve...........................................        525        225
Other......................................................        843        930
                                                             ---------  ---------
                                                             $   4,027  $   3,671
                                                             ---------  ---------
                                                             ---------  ---------

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4. LEASES

    The Company leases manufacturing, warehousing and office space under noncancelable operating leases that expire through 2016. The Company also leases certain equipment under capital leases that expire through 2000 and under noncancelable operating leases that expire through 1998. Rent expense was $1,671, $1,546 and $1,810 in 1994, 1995 and 1996, respectively.

    The future minimum lease payments under the noncancelable operating leases and the present value of the minimum capital lease payments are as follows:

                                                           CAPITAL     OPERATING
YEAR                                                       LEASES       LEASES
-------------------------------------------------------  -----------  -----------
1997...................................................   $   1,417    $   1,727
1998...................................................         296        1,914
1999...................................................         208        1,976
2000...................................................         196        2,131
2001...................................................                    2,177
Thereafter.............................................                   26,556
                                                         -----------  -----------
Total minimum lease payments...........................       2,117    $  36,481
                                                         -----------  -----------
                                                                      -----------
Less amount representing interest......................         198
                                                         -----------
Present value of net minimum lease payments............   $   1,919
                                                         -----------
                                                         -----------

    At December 31, 1996, the Company had committed to purchase approximately $25,000 of equipment and furniture, and leasehold improvements.

5. INCOME TAXES

    At December 31, 1996, the Company's federal net operating loss ("NOL") and general business credit carryforwards of $37,000 (tax effect of $12,600) and $800, respectively, were subject to limitation due to ownership changes as defined in Section 382 of the Internal Revenue Code ("Section 382"). In addition, at December 31, 1996 the Company had a $10,000 NOL carryforward for state tax purposes.

    An ownership change, pursuant to Section 382, occurred in January 1989 as a result of financing and capital restructuring transactions. Accordingly, the annual utilization of the Company's pre-change federal NOL and general business credit carryforwards of approximately $23,800 (tax effect of approximately $8,100) and $500, respectively, is severely restricted. A valuation allowance of $8,600 has been provided for all of these federal NOLs and general business credits as of December 31, 1996.

    Another ownership change, pursuant to Section 382, occurred in April 1995 as a result of the initial public offering of the Company's stock. Accordingly, utilization of the federal NOL carryforwards and general business credits generated subsequent to January 1989 is subject to an annual limitation of $5,100.

    If an ownership change occurred subsequent to January 1989 but before April 1995, the federal NOL carryforwards generated after January 1989 may be subject to more restrictive limitations on use than would otherwise apply. The Company believes that no ownership change occurred during that

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

5. INCOME TAXES (CONTINUED)
period. However, the calculations required by the applicable federal income tax regulations are complex. Accordingly, the provision (benefit) for income taxes in 1994, 1995 and 1996 has been computed as if such a change occurred in mid-1992, the point in time at which the Company's computations show that it was closest to an ownership change during the period from January 1989 until April 1995, resulting in an annual limitation of approximately $1,400 on the federal NOL carryforwards generated between 1989 and the middle of 1992. Federal NOL carryforwards potentially subject to this limitation at December 31, 1996 were approximately $13,200, exclusive of the pre-January 1989 carryforward noted above. These carryforwards will expire as follows: $300 in 2004, $6,900 in 2005, $5,000 in 2006 and $1,000 in 2007. A valuation allowance of $2,300 has been recorded against the post-January 1989 federal NOL and general business credits as of December 31, 1996.

    At December 31, 1996, the Company reduced its valuation allowance associated with its deferred tax assets (primarily federal NOL carryforwards) by $5,200 based upon the level of historical taxable income and current projections for future taxable income over the periods in which the deferred tax assets would be realized. Additionally, the Company considered the expiration of and limitation on the annual use of the Company's federal NOL carryforwards. In assessing the realizability of deferred tax assets, the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets will depend on whether an ownership change occurred subsequent to January 1989 and prior to April 1995, the value of the Company prior to any such change, future generation of taxable income and prevailing statutory tax rates.

    The components of the provision (benefit) for income taxes are as follows:

                                                         YEAR ENDED
                                                        DECEMBER 31,
                                              ---------------------------------
                                                 1994        1995       1996
                                                 -----     ---------  ---------
Current
provision         Federal...................   $     300   $   2,743  $   2,726
Deferred benefit  Federal...................      --            (503)    (3,214)
                  State.....................      --            (713)      (400)
                                                   -----   ---------  ---------
Total.......................................   $     300   $   1,527  $    (888)
                                                   -----   ---------  ---------
                                                   -----   ---------  ---------

    The reconciliation of income tax expense computed at the U.S. federal statutory rate to the provision (benefit) for income taxes is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------------------
                                                    1994                  1995                  1996
                                            --------------------  --------------------  --------------------
Tax at U.S. statutory rate................  $     736       34.0% $   2,999       34.0% $   3,775       34.0%
Change in federal valuation allowance.....       (447)     (20.6)    (1,288)     (14.6)    (4,673)     (42.1)
General business credit...................                             (195)      (2.2)
Other.....................................         11        0.5         11        0.1         10        0.1
                                            ---------  ---------  ---------  ---------  ---------  ---------
Provision (benefit) for income taxes......  $     300       13.9% $   1,527       17.3% $    (888)      (8.0)%
                                            ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

5. INCOME TAXES (CONTINUED)
    Significant components of the Company's net deferred tax assets are as follows:

                                                              DECEMBER 31,
                                                          --------------------
                                                            1995       1996
                                                          ---------  ---------
Current:
  Accruals/reserves.....................................  $   1,510  $   1,610
  Net operating loss carryforwards......................      1,121        592
                                                          ---------  ---------
                                                              2,631      2,202
Valuation allowance for current deferred tax assets.....     (2,447)    (1,503)
                                                          ---------  ---------
Net current deferred tax asset..........................        184        699
Long-term:
  Net operating loss carryforwards......................     13,578     12,584
  General business credit...............................        919      1,079
  Difference in basis of plant and equipment............        258       (204)
                                                          ---------  ---------
                                                             14,755     13,459
Valuation allowance for long-term deferred tax assets...    (13,723)    (9,328)
                                                          ---------  ---------
Net long-term deferred tax assets.......................      1,032      4,131
                                                          ---------  ---------
Net deferred tax assets.................................  $   1,216  $   4,830
                                                          ---------  ---------
                                                          ---------  ---------

6. CREDIT FACILITIES

    The Company has a secured $20,000 revolving credit facility and a $10,000 uncommitted bank line of credit.

    The $20,000 revolving bank credit facility provides for interest at the bank's base rate minus 50 basis points or, at the Company's discretion, other market-based rates. The Company also has the option to swap floating rate for fixed rate loans at the time of drawdown. The drawdown period expires on December 31, 1997. Any drawdowns may be paid over a term of up to five years. Its availability is subject to a number of financial covenants. Under this facility, the payment of dividends, among other things, requires approval by the bank. The weighted average interest rate was 7.69% in 1995 and the interest rate was 7.75% at December 31, 1996. Substantially all assets of the Company are pledged as security for the repayment of amounts drawn under this credit facility. On a quarterly basis, the Company pays an annual commitment fee equal to 0.125% of the daily unused line of credit.

    The $10,000 bank line of credit provides for interest at the bank's base rate minus 75 basis points. Its availability is subject to the approval by the bank. The interest rate was 7.50% at December 31, 1996. Substantially all assets of the Company are pledged as security for the repayment of amounts drawn under this bank line of credit, which expires on July 1, 1997.

    As of December 31, 1995 and 1996, there were no borrowings outstanding under these credit facilities.

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7. STOCKHOLDERS' EQUITY

    During 1996, warrants to purchase 313,905 shares of common stock were exercised at an exercise price of $11.50 per share. The Company has warrants outstanding which entitle the holder to purchase 15,000 shares of common stock at exercise prices ranging from $21.50 to $22.67 per share, of which one warrant to purchase 7,500 shares of common stock was exercisable at December 31, 1996 and the remaining warrant to purchase 7,500 shares of Common Stock becomes exercisable on September 6, 1997. The warrants expire in September of 2001 and 2002. In addition, in 1996, 521,672 shares of non-voting common stock were converted on a one-to-one basis into common stock.

8. EMPLOYEE BENEFIT PLANS

    In 1995, the Company adopted an employee stock purchase plan ("ESP Plan") under Section 423 of the Internal Revenue Code. All full-time employees of the Company and "part-time" employees, as defined in the ESP Plan, are eligible to participate in the ESP Plan. An aggregate of 562,500 shares of common stock are reserved for offering under the ESP Plan. Offerings are made at the commencement of each calendar year and must be purchased by the end of that calendar year. In 1995, 103,970 shares of common stock were purchased at a price of $6.80 per share, as determined by the ESP Plan, which approximates fair value. During 1996, 65,501 shares of common stock were purchased at a price of $11.92 per share, as determined by the ESP Plan, which approximates fair value.

    Certain executives and key employees have been granted options to purchase shares of common stock under stock option plans adopted in 1994 and 1995. An aggregate of 326,087 and 1,275,000 shares of common stock were reserved for issuance under the 1994 Long-Term Incentive Share and Award Plan and the 1995 Long-Term Incentive Share Award Plan (the "Plans"), respectively. The Plans provide for the granting of stock options, stock appreciation rights, restricted shares, or other share based awards to eligible employees and directors, as defined in the Plans. Options granted under the Plans become exercisable in varying amounts over periods of up to three years.

    Options to purchase 180 shares of common shares granted under previous plans are fully exercisable at December 31, 1996.

    FASB 123 requires pro forma information regarding net income and earnings per share as if the Company has accounted for its employee stock options and warrants granted subsequent to December 31, 1994 and shares of common stock purchased by employees in connection with the ESP Plan ("equity awards") under the fair value method of FASB 123. The fair value of these equity awards was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1995 and 1996, respectively: risk-free interest rates of 6.57% and 5.17%; expected volatility of 0.50; expected option life of one year from vesting and an expected dividend yield of 0.0%.

    For purposes of pro forma disclosures, the estimated fair value of the equity awards is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

                                                              1995       1996
                                                            ---------  ---------
Pro forma net income......................................  $   6,504  $  10,555
Pro forma net income per share of common stock............  $     .59  $     .85

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8. EMPLOYEE BENEFIT PLANS (CONTINUED)
    Because Statement 123 is applicable only to equity awards granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.

    A summary of the Company's stock option activity, and related information for the years ended December 31, 1995 and 1996 follows:

                                                           1995                     1996
                                                 ------------------------  ----------------------
                                                               WEIGHTED                WEIGHTED
                                                   COMMON       AVERAGE     COMMON      AVERAGE
                                                    STOCK      EXERCISE      STOCK     EXERCISE
                                                   OPTIONS       PRICE      OPTIONS      PRICE
                                                 -----------  -----------  ---------  -----------
Outstanding at beginning of year...............     204,001    $     .57     686,565   $    6.13
  Granted......................................     524,277         8.28     484,575       14.64
  Exercised....................................     (22,939)        4.43     (59,068)       6.14
  Forfeited....................................     (18,774)        7.57     (23,851)      13.14
                                                 -----------               ---------
Outstanding at end of year.....................     686,565         6.13   1,088,221        9.77
                                                 -----------               ---------
                                                 -----------               ---------
Exercisable at end of year.....................     262,878                  481,426
                                                 -----------               ---------
                                                 -----------               ---------
Weighted average fair value of options granted
  during the year..............................                $    2.67               $    5.50

    Stock options outstanding at December 31, 1996 are summarized as follows:

                      OUTSTANDING        WEIGHTED AVERAGE      WEIGHTED AVERAGE
    RANGE OF          OPTIONS AT             REMAINING             EXERCISE
EXERCISE PRICES    DECEMBER 31, 1996     CONTRACTUAL LIFE            PRICE
----------------  -------------------  ---------------------  -------------------
$  .15                        180                  .85             $     .15
$  .57                    175,614                 7.16             $     .57
$ 8.00                    427,077                 8.30             $    8.00
$12.00 to $14.33          452,575                 9.14             $   14.28
$15.67 to $24.83           32,775                 9.53             $   19.77
                       ----------
$  .15 to $24.83        1,088,221                 8.51             $    9.77
                       ----------
                       ----------

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

9. SEGMENT INFORMATION

    The regions to which the Company had sales are as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                   1994       1995       1996
                                                 ---------  ---------  ---------
Europe.........................................  $  15,038  $  19,069  $  24,819
Asia...........................................     12,696     15,819     19,836
North America..................................      7,098     16,572     24,209

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                          QUARTER ENDED
                                --------------------------------------------------------------------------------------------------
                                 MARCH 31,    JUNE 30,     SEPT. 30,   DEC. 31,    MARCH 31,    JUNE 30,     SEPT. 29,   DEC. 31,
                                   1995         1995         1995        1995        1996         1996         1996        1996
                                -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------

                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.....................   $  10,970    $  12,465    $  13,555   $  14,470   $  13,574    $  15,862    $  17,005   $  22,423
Cost of sales.................       5,440        5,767        6,429       7,359       6,835        8,254       11,136      12,662
                                -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Gross profit..................       5,530        6,698        7,126       7,111       6,739        7,608        5,869       9,761
Research and development......       2,729        3,182        2,825       2,997       2,878        3,284        2,756       3,118
Selling and administrative
  expense.....................       1,399        1,658        1,849       1,734       1,968        2,063        1,619       2,557
                                -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Operating income..............       1,402        1,858        2,452       2,380       1,893        2,261        1,494       4,086
Interest expense..............         223          184          121          45         105           90           84          92
Interest income...............          86          330          437         448         418          411          432         479
                                -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Income before income taxes....       1,265        2,004        2,768       2,783       2,206        2,582        1,842       4,473
Provision (benefit) for income
  taxes.......................         367          581          441         138         441          516          369      (2,214)
                                -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Net income....................   $     898    $   1,423    $   2,327   $   2,645   $   1,765    $   2,066    $   1,473   $   6,687
                                -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
                                -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Net income per share..........   $    0.10    $    0.12    $    0.18   $    0.21   $    0.14    $    0.16    $    0.11   $    0.51
                                -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
                                -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Market price per share of
  common stock:
High --.......................                $   16.50    $   22.33   $   18.67   $   15.17    $   20.50    $   23.50   $   27.00
Low --........................                $    8.83    $   12.17   $    9.92   $   11.83    $   13.92    $   13.92   $   16.33

    The Company commenced trading on the Nasdaq National Market on April 21,
1995.

11. SUBSEQUENT EVENTS

    On January 24, 1997, the Company adopted the 1997 Long Term Incentive and Share Award Plan for Employees (the "1997 Plan"). The 1997 Plan provides for the granting of stock options, stock appreciation rights, restricted shares and other share based awards to eligible employees as defined in the 1997 Plan, which excludes officers and directors. An aggregate of 1,200,000 shares of common stock have been reserved for issuance under the 1997 Plan.

                                ANADIGICS, INC.

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11. SUBSEQUENT EVENTS (CONTINUED)
    On January 30, 1997, the Company declared a stock dividend of one share of common stock for each two shares of common stock outstanding. The dividend is payable on February 20, 1997 to holders of record on February 10, 1997. Accordingly, the financial statements have been retroactively restated to reflect the three-for-two stock split.

    On January 30, 1997, the Company also approved a public offering (the "Offering") of an additional 1,875,000 shares of common stock (plus an additional 306,226 shares of common stock that may be issued upon exercise of an overallotment option by the underwriters). The Company intends to use its net proceeds from the Offering to purchase capital equipment and make leasehold improvements and will use the remainder for general corporate purposes, including working capital.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Oppenheimer & Co., Inc. and Needham & Company, Inc. are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                                 NUMBER OF
                                                                                 SHARES OF
               UNDERWRITER                                                     COMMON STOCK
                                                                              ---------------
Goldman, Sachs & Co.........................................................
Oppenheimer & Co., Inc......................................................
Needham & Company, Inc......................................................

                                                                              ---------------
      Total.................................................................        2,041,513
                                                                              ---------------
                                                                              ---------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $         per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $         per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 306,226 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,041,513 shares of Common Stock offered.

    The Company, the Selling Stockholders and the executive officers and directors of the Company have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to stock purchase and option plans existing, or upon the conversion or exchange of convertible or exchangeable securities or the exercise of warrants outstanding, on the date of this Prospectus, or pursuant to certain other limited exceptions) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock, without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the Offering.

    The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              -------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           -----
Prospectus Summary....................           3
Risk Factors..........................           6
Use of Proceeds.......................          12
Dividend Policy.......................          12
Price Range of Common Stock...........          13
Capitalization........................          14
Selected Financial Data...............          15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................          16
Business..............................          22
Management............................          35
Selling Stockholders..................          38
Validity of Common Stock..............          38
Experts...............................          38
Additional Information................          38
Incorporation of Certain Information
  by Reference........................          39
Index to Financial Statements.........         F-1
Underwriting..........................         U-1


                                2,041,513 SHARES

                                ANADIGICS, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                              -------------------

                                     [LOGO]

                              -------------------

                              GOLDMAN, SACHS & CO.
                            OPPENHEIMER & CO., INC.
                            NEEDHAM & COMPANY, INC.
                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the shares of Common Stock being registered hereby. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq NMS fee.

                                                                   AMOUNT
                                                                 TO BE PAID
                                                                 -----------
Registration Fee...............................................   $  31,659
NASD Filing Fee................................................      10,948
Nasdaq NMS Fees................................................      17,500
Printing Expenses..............................................     100,000
Legal Fees and Expenses........................................     160,000
Accounting Fees and Expenses...................................      50,000
Blue Sky Fees and Expenses.....................................       5,000
Transfer Agent and Registrar Fees..............................       5,000
Miscellaneous..................................................      19,893
                                                                 -----------
    Total......................................................   $ 400,000
                                                                 -----------
                                                                 -----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article VI of the Registrant's Restated Certificate of Incorporation and Section 4 of Article VII of the Registrant's By-laws provide for indemnification of its directors, officers, employees, and other agents to the maximum extent permitted by the Delaware General Corporation Law. Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, which provides for the indemnification of officers, directors, and controlling persons of the Registrant against certain liabilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

      1.1  Form of Underwriting Agreement.
      4.1  Form of Common Stock Certificate. Filed as an exhibit to the Company's Registration
           Statement (Registration No. 33-89928), and incorporated herein by reference.
      4.2  Form of Registration Rights Agreement. Filed as an exhibit to the Company's
           Registration Statement (Registration No. 33-89928), and incorporated herein by reference.
      4.3  Schedule to Form of Registration Rights Agreement.
      5.1  Opinion of Cahill Gordon & Reindel (a partnership including a professional corporation).
    10.11  First Amendment, dated as of December 23, 1996, to the Amended and Restated Loan
           Agreement, dated as of January 25, 1996, between the Company and First Union
           National Bank, formerly known as First Fidelity Bank, National Association.
    10.12  Lease Agreement between United States Land Resources, L.P. and the Company dated as of April 26, 1996.
     23.1  Consent of Ernst & Young LLP.
     23.2  Consent of Cahill Gordon & Reindel (included in Exhibit 5.1).
     24.1  Power of Attorney (see page II-3).
     27.1  Financial Data Schedule.

    (b) Financial Statement Schedules

       Report of Independent Auditors on Financial Statement Schedule

       Schedule II--Valuation and Qualifying Accounts

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Warren, State of New Jersey, on the 27th day of January, 1997.

                                ANADIGICS, INC.

                                BY:            /S/ RONALD ROSENZWEIG
                                     -----------------------------------------
                                                 Ronald Rosenzweig
                                              CHIEF EXECUTIVE OFFICER
                                                   AND PRESIDENT

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ronald Rosenzweig and John F. Lyons, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement or a Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             NAME                          TITLE                    DATE
------------------------------  ---------------------------  -------------------
    /s/ RONALD ROSENZWEIG       Chief Executive Officer and
------------------------------    President (Chief            January 27, 1997
      Ronald Rosenzweig           Executive Officer)

                                Vice President and Chief
      /s/ JOHN F. LYONS           Financial Officer (Chief
------------------------------    Financial Officer and       January 27, 1997
        John F. Lyons             Principal Accounting
                                  Officer)

      /s/ GEORGE GILBERT        Director
------------------------------                                January 27, 1997
        George Gilbert

      /s/ CHARLES HUANG         Director
------------------------------                                January 27, 1997
        Charles Huang

      /s/ PAUL S. BACHOW        Director
------------------------------                                January 27, 1997
        Paul S. Bachow



             NAME                          TITLE                    DATE
------------------------------  ---------------------------  -------------------
      /s/ CHARLES BURTON        Director
------------------------------                                January 27, 1997
        Charles Burton

      /s/ DAVID FELLOWS         Director
------------------------------                                January 28, 1997
        David Fellows

      /s/ BRUNS GRAYSON         Director
------------------------------                                January 27, 1997
        Bruns Grayson

      /s/ HARRY T. REIN         Director
------------------------------                                January 27, 1997
        Harry T. Rein

      /s/ LEWIS SOLOMON         Director
------------------------------                                January 27, 1997
        Lewis Solomon


                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
ANADIGICS, Inc.

    We have audited the financial statements of ANADIGICS, Inc. as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated January 30, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth herein.

                                          ERNST & YOUNG LLP

Princeton, New Jersey
January 30, 1997

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                ANADIGICS, INC.

                                                                             ADDITIONS
                                                               BALANCE AT   CHARGED TO                BALANCE AT
                                                                BEGINNING    COSTS AND                  END OF
                         DESCRIPTION                            OF PERIOD    EXPENSES    DEDUCTIONS     PERIOD
-------------------------------------------------------------  -----------  -----------  -----------  -----------
                                                                             (DOLLARS IN THOUSANDS)
Year ended December 31, 1996:
Deducted from asset account:
  Allowance for doubtful accounts............................   $     482    $     239    $    (381)(1)  $     340
  Reserve for excess and obsolete inventory..................       1,508        1,238       (1,065)(2)      1,681
  Valuation allowance for deferred tax assets................      16,170           --       (5,339)(3)     10,831
Reserve for warranty claims..................................         525          321         (621)(4)        225
                                                               -----------  -----------  -----------  -----------
                                                                $  17,635    $   1,156    $  (6,164)   $  12,627
                                                               -----------  -----------  -----------  -----------
                                                               -----------  -----------  -----------  -----------

Year ended December 31, 1995:
Deducted from asset account:
  Allowance for doubtful accounts............................   $     226    $     220    $      (4)(1)  $     482
  Reserve for excess and obsolete inventory..................         429        1,133          (54)(2)      1,508
  Valuation allowance for deferred tax assets................      17,389           --       (1,219)(3)     16,170
Reserve for warranty claims..................................         280          346         (111)(4)        525
                                                               -----------  -----------  -----------  -----------
                                                                $  17,794    $   1,007    $  (1,166)   $  17,635
                                                               -----------  -----------  -----------  -----------
                                                               -----------  -----------  -----------  -----------

Year ended December 31, 1994:
Deducted from asset account:
  Allowance for doubtful accounts............................   $     255    $      85    $     (74)(1)  $     266
  Reserve for excess and obsolete inventory..................         627           50         (248)(2)        429
  Valuation allowance for deferred tax assets................      18,658           --       (1,269)(3)     17,389
Reserve for warranty claims..................................         233          134          (77)(4)        290
                                                               -----------  -----------  -----------  -----------
                                                                $  19,307    $       1    $  (1,514)   $  17,794
                                                               -----------  -----------  -----------  -----------
                                                               -----------  -----------  -----------  -----------

------------------------

(1) Uncollectible accounts written-off and adjustments to the allowance account.

(2) Inventory write-offs and adjustments to the reserve account.

(3) Benefit and/or recognition of deferred tax assets.

(4) Warranty expenses incurred and other adjustments to the reserve for warranty claims.

                               INDEX TO EXHIBITS

                                                                                                                PAGE
 EXHIBITS                                                                                                        NO.
-----------                                                                                                   ---------

      1.1    Form of Underwriting Agreement.

      4.1    Form of Common Stock Certificate. Filed as an exhibit to the Company's Registration Statement
               (Registration No. 33-89928), and incorporated herein by reference.

      4.2    Form of Registration Rights Agreement. Filed as an exhibit to the Company's Registration
               Statement (Registration No. 33-89928), and incorporated herein by reference.

      4.3    Schedule to Form of Registration Rights Agreement.

      5.1    Opinion of Cahill Gordon & Reindel (a partnership including a professional corporation).

     10.11   First Amendment, dated as of December 23, 1996, to the Amended and Restated Loan Agreement,
               dated as of January 25, 1996, between the Company and First Union National Bank, formerly known as First Fidelity Bank, National Association.

     10.12   Lease Agreement between United States Land Resources, L.P. and the Company dated as of April
               26, 1996.

     23.1    Consent of Ernst & Young LLP.

     23.2    Consent of Cahill Gordon & Reindel (included in Exhibit 5.1).

     24.1    Power of Attorney (see page II-3).

     27.1    Financial Data Schedule.